128



06014939

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: SurfControl plc

*CURRENT ADDRESS: Riverside, Mountbatten Way,
Congleton, Chesire CW12 1DY
United Kingdom

**FORMER NAME: ______

**NEW ADDRESS: ______

PROCESSED
JUL 11 2006
THOMSON
FINANCIAL

FILE NO. 82- 34985 FISCAL YEAR 6/30/05

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 7/6/06


SurfControl®

SurfControl plc
Annual report 2005


ENTERPRISE THREAT PROTECTION

- The Internet is critical to organisations worldwide.
- It is also their biggest security threat.
- Malicious threats such as spam, phishing and spyware constantly and cumulatively assault companies – with new threats emerging almost daily.
- These threats impact employee productivity, drain network resources, create financial losses and increase liability risks.

SURFCONTROL STOPS THESE THREATS

"This year has seen the attainment of a long standing goal of becoming a circa $100m revenue company occupying a leadership position within our target market. It's the culmination of years of work and an excellent platform from which to launch into the next stage of the Company's development. With the addition of Pat Sueltz to our management team we have significantly strengthened our ability to take full advantage of the market opportunity open to us. Accordingly, I look forward to the future with confidence."
Steve Purdham, Chief Strategy Officer

SurfControl is the world's leading Internet security company stopping blended and malicious digital threats from assaulting companies. SurfControl's Enterprise Protection Suite™ is the only threat management system with Adaptive Threat Intelligence™ to continuously filter inbound and outbound Web, e-mail and IM-P2P traffic. Thus, SurfControl customers are protected against known, emerging, internal and customer-specific threats.

2005 Highlights

- Group turnover increased by **12%** to **$97.8m** (2004: $87.3m)
- EBITDA increased by **6%** to **$16.7m** (2004: $15.7m)
- Group invoicing increased by **2%** to **$108.2m** (2004: $106.6m)
- Cash balances as at 30 June 2004 increased to **$89.0m** (2004: $87.5m)
- Gross profit margin of **98%**
- Increased contribution of indirect channel sales from **58%** to **65%** for the year
- Technology acquisitions and share repurchases funded during the year totalling **$26.5m**


TURNOVER ($m)
05 97.8
04 87.3
03 73.2
02 54.2
02
03
04
05


REVENUE BY TYPE
18% Licence
82% Subscription


REVENUE BY GEOGRAPHY
61% Americas
20% UK
9% Europe
10% Rest of World

01 Highlights
02 Chairman's Statement
03 Chief Executive's Review
04 Operational Review
07 Financial Review
[illegible] Board of Directors
[illegible] Directors' Report
18 Corporate Governance
23 Directors' Remuneration Report
34 Independent Auditors' Report to the Members of SurfControl Plc
35 Group Profit and Loss Account
35 Group Statement of Total Recognised Gains and Losses
36 Group Balance Sheet
37 Company Balance Sheet
38 Group Statement of Cash Flows
39 Reconciliation of Net Cash Flow to Movements in Net Funds
40 Notes to the Financial Statements
63 Unaudited Group Profit and Loss Account

Chairman's Statement Greg Lock



We are one of the world's leading IT security companies with revenues of close to $100m.

Your company grew revenue and EBITDA, and generated significant levels of cash flow during the year ending 30 June 2005. We have broadened our product line and enhanced its function and effectiveness, our products have won a number of awards and we have solidified our position as a global leader in Enterprise Threat Protection. With all this I am pleased but with one measure of our performance I am not satisfied; we grew our invoicing volumes by just 2%, a result which demands improvement.

Your Board began a thorough review of our activities in December 2004 and concluded that we needed to enhance the experience of the executive team. The most significant result of this is the appointment of Patricia C. Sueltz as CEO with effect from 1 July 2005. Pat brings years of experience in senior executive roles at IBM, Sun Microsystems where she led the global services business and most recently SalesForce.com where she was President of Global Operations. Pat has lived and worked in the UK as well as the USA and has begun the task of upgrading our capabilities and of putting in place the organisational structure, systems and processes which will allow us to realise our growth ambitions. We are delighted that an executive of Pat's calibre and experience has chosen to lead us at this exciting time.

We have a very strong platform from which to accelerate the growth in our market position. Our balance sheet is strong; we are a leader in a large and growing market and our product line has never been stronger. In addition our customers, partners and employees are valuable assets, for their support I thank them sincerely.

Great credit for this strength is due to the outstanding leadership of Steve Purdham whose passion, insight and entrepreneurial flair has driven our Company for the last five years. Steve's efforts and achievements have been a major factor in establishing our leadership in Unified Threat Management, his foresight in anticipating market needs and in driving our response in products and services have been invaluable.

We are determined to make the investments in our "go to market" capabilities which will fit us for future growth. Your Board and the executive team are committed to make the changes necessary to compete vigorously and delight our customers and partners; we shall be both relentless and rigorous in our execution as we strive to make your Company more valuable.

Greg Lock
Chairman of the Board
5 September 2005

Chief Executive's Review Patricia C. Sueltz



We've greeted this new year, driven by our passion for our customers, and an operational mantra of relentless execution across the entire company.

The team has the technological vision for all aspects of information security now and in the future.

Dear SurfControl Investor,

You've read our Chairman's letter describing SurfControl's FY05 results: Solid fundamentals – with more focus on growth needed. The team has the technological vision for all aspects of information security now and in the future. We've greeted this new year, driven by our passion for our customers, and an operational mantra of relentless execution across the entire company. Strong products, Customer Focus, Relentless Execution of our current plans and a keen technological Vision for the Future are the makings of a solid year to come. I'm delighted to be a part of the SurfControl team!

Pat Sueltz
Chief Executive Officer
5 September 2005

WHAT DRIVES US...

- **Our Customers** We are passionate about protecting our customers with inspired, award-winning solutions.
- **Our Results** We are driven to deliver superior returns for our investors now – and in the future.
- **Our People** We strive to create a stimulating, high-performing environment in which our employees thrive.
- **Our World Around Us** We recognize our responsibility to the world in which we operate and act accordingly.

Operational Review Steve Purdham



80%

By 2008, 80% of Firewall Appliances will be Unified Threat management Appliances *(Source: IDC 2004)*

We have significantly invested in increasing the quality, effectiveness and appeal of our products.

The Company's financial position is strong. We have no debt, are profitable and strongly cash generative, and in most areas of the business we made significant progress. However, the slow down in new business in the Americas has caused disapointingly low billings growth.

Growth is the main challenge and focus of our attention. With the convergence of the market towards Unified Threat Management, our market positioning and messaging, and the strength of our award winning technologies, we firmly believe that we have a solid foundation to attain and recapture growth.

We are very excited to have recruited Pat Sueltz as CEO, who brings a new level of experience and expertise to drive the business in a growing market where SurfControl enjoys a strong market position.

Changing Threat Landscape is driving Market Change – and enhances opportunity.

The Internet is critical to organisations worldwide. It is also their biggest security threat. Organisations are assaulted daily by an ever-increasing, complex host of threats targeting their computer networks. Yesterday it was porn, web abuse, viruses and spam. Today it's phishing and spyware. Tomorrow, it will be something else. Once spawned, these threats are cumulative and often morph into something new.

Once these threats were pests or distractions, now they are malicious hazards.

With inadequate protection, the success organisation is jeopardised by significant productivity and financial losses, hijacking of network resources and increased legal liability. With the proliferation of wireless technologies, the boundaries of the organisation disappear. It is now easier than ever for these malicious threats to enter an organisation, rendering traditional security technologies ineffective.

Regulatory compliance and information confidentiality are high on CEO agendas. Threats from "outbound" traffic such as sent e-mails, attachments, and instant messaging are as serious as traditional inbound threats. This has led to the development of a new approach so that organisations have maximum protection from the threats from the minimum number of vendors. This type of approach, and this market, is known as Unified Threat Management.

SurfControl has evolved into one of the leading Internet security companies, protecting enterprises from bi-directional threats with multiple layers of protection. We have invested in the quality, effectiveness and design of our products such that we can deliver more layers of threat protection to our customers. These layers continuously manage inbound, outbound and internal Internet-based traffic to stop known, emerging and customer-specific threats.


SC
MAGAZINE
2005
WINNER


2005
Network Computing
WELL-CONNECTED AWARDS
FINALIST


CRN
TEST CENTER
recommended


ISAserver.org
Gold Award


Redmond
READERS'
CHOICE

SurfControl has achieved industry recognition for its technology.


Gambling
Disclaimers
Custom
Personal e-mail
Games
Phishing
Porn
Shopping
Music/Video
Inbound
P2P
Compliance
Confidentiality
Viruses
Trading
Jokes
Outbound
Spam
IM
Spyware

Over the years, organisations have had to deal with an ever increasing number of threats.



SurfControl's e-mail protection can be delivered as hardware.

SurfControl has redefined traditional filtering to encompass the ever-increasing and cumulative impact of Internet blended threats. We have merged our award winning products into our new Enterprise Protection Suite™, which continuously expands an organisation's layers of threat protection, eliminating the need to deploy and manage multiple products from multiple vendors.

SurfControl differs from and complements other Internet Security themes by focusing on both the content and protocols that are sent and received over web, e-mail, IM and P2P mechanisms – delivering higher quality "Best of Breed" protection in these areas. SurfControl's layered threat protection stops porn, viruses, phishing, spam, spyware and company specific threats from coming into the business. It also keeps confidential, non-compliant and legal liability items from going out of the business.

Another significant area of progress has been the strengthening of our Adaptive Threat Intelligence Service™. This is a combination of technology, people and historical databases which constantly monitors the Internet for existing and emerging threats. This service produces daily updates to protect our customers effectively and efficiently, and underpins our subscription model providing for our increasing financial forward visibility and strong cash generation.

SurfControl's Adaptive Threat Intelligence Service™ powers the SurfControl Enterprise Protection Suite™ to proactively identify and stop threats as they attempt to enter or exit an enterprise.

Centrally administered policies can be defined to ensure that the right level of protection is delivered at a company, group, or individual level, with relevant graphical reporting systems to identify risk areas, trends and overall usage. Protection is delivered at the perimeter, network and endpoint, even if that endpoint is a mobile PC. SurfControl customers avoid significant business downtime that might impact productivity and the bottom line, while also limiting their legal liability and ensuring regulatory compliance and confidentiality.

During the year we acquired SpyWare technology from Apreo Limited. This acquisition is part of our response to the changing nature of threats, and has already enabled the launch of a major new component, Enterprise Threat Shield which delivers end point security protecting companies from the impacts of spyware, games, IM and P2P.

Business development and new customers

We have added over 4,000 customers during the year with more penetration into larger enterprises than ever before.

New customers include Camelot, Royal Skandia, Arriva, Avis, the British Library, Hilton Group plc, Lovells, Roehampton University and Cable and Wireless.

Given our subscription model, each new customer delivers longevity and future revenue. The integration of our products into the Enterprise Protection Suite will also provide a strong platform to sell more product and services to the installed base.

Partnership has been a key part of our business development strategy. Today we partner with the world's major organisations as technology or OEM partners, including BlueCoat, Cisco, IBM, Juniper, Microsoft, Nokia, Finjan, GTA, Openwave and PowerNet.

›››



SurfControl's Enterprise Protection Suite protects organisations from multiple threats.



SurfControl is developed for Microsoft's Internet Security and Acceleration Server.

$100m

This year has represented an attainment of a long standing goal of becoming a circa $100m revenue company.

SurfControl customers avoid significant business downtime that can impact productivity.

Appointment of Pat Sueltz as Chief Executive Officer

In order to capitalise on our global position in the Internet Security arena, we decided some time ago that we required a world class executive with the relevant experience and knowledge to drive the Company forward to its next stage of development. I was therefore delighted that we were able to announce the appointment of Pat Sueltz as our new Chief Executive Officer effective from 30 June 2005. She has an excellent pedigree and I believe we are fortunate to attract someone of this calibre to SurfControl. I look forward to working with Pat in my new role where I can focus purely on strategy and technological direction.

Outlook

This year has seen the attainment of a long standing goal of becoming a circa $100m revenue company occupying a leadership position within our target market. It is the culmination of years of work and an excellent platform from which to launch into the next stage of the Company's development. Whilst we have not delivered the levels of growth we might have wished for this year, we are extremely well positioned to take advantage of the opportunities in this market and leverage our current position. With the addition of Pat Sueltz to our management team we have significantly strengthened our ability to take full advantage of the market opportunity open to us. Accordingly, I look forward to the future with confidence.

Steve Purdham
Chief Strategy Officer
5 September 2005

Financial Review Simon Wilson



An attractive business model, leading to a sound balance sheet.

The financial results for 2005 reflect the underlying strength of SurfControl's annuity-based business model. The Group continues to have no debt, and generates profits with strong levels of operating and free cash flow. The deferred income position has continued to grow and provides a high visibility of future turnover.

At the same time the growth in invoicing (a more immediate measure of sales activity) has slowed and is currently below the industry growth rate as a whole. The low rate of growth in invoicing has primarily arisen from a slow down in the levels of new business growth in the Americas. The strength of SurfControl's business model and hence its balance sheet provides financial stability upon which to rebuild our invoicing growth rates in the future. It also provides financial resources to continue investing in new technology and capital projects, as well as returning cash to our investors through stock purchases.

During the year the Group has again strengthened its position in the Enterprise market and has steadily improved its renewal rates with its customers. It has also diversified its business mix both geographically outside of the Americas, and with products to complement Web filtering. Currently 39% of revenue is generated outside of the Americas and the Group sells a range of web, e-mail, and spyware products within its Enterprise Protection Suite.

The challenge of rebuilding invoicing growth rates is central to the Group's business strategy. The strength of the Group's financial position will underpin the actions necessary to meet that challenge.

Acquisitions

On 28 February 2005, the Group acquired spyware and extended threat technology from Apreo Limited. The technology controls file and application distribution in order to secure enterprise networks from threats arising from spyware, games, IM, P2P, music, games, etc.

The key terms and the accounting for the acquisition are set out on pages 47 and 48. The operational results relating to the acquired assets were consolidated from the effective date of the acquisition but were not significant to the results of the Group and have been included in continuing operations. Intangible assets arising on consolidation will be amortised over a 24 month period, and this started in the third quarter of the year under review. The purchase consideration was settled in cash.

Exchange rate fluctuations

The reporting currency of the Group is the US dollar, indicative of the principal trading region and hence currency of the Group. Several other currencies are used for trading areas outside of the Americas. The Group is therefore exposed to exchange differences arising from the translation of the underlying regional financial statements to the Group's reporting currency of the US dollar. The business has significantly expanded in non-US denominated currency regions over the period thereby increasing the potential exposure to translation differences. The Group however is not exposed to significant realised exchange differences arising from

>>>

The Americas remain the Group's largest market and generated $59.8m or 61% of the overall Group turnover.

day to day transactions, as its policy is to conduct and settle the majority of trading transactions in the relevant currency of the geographic region.

It is also the Group's policy to seek to minimise the level of assets and/or liabilities held in currencies other than the trading currency of the entity to which such assets and liabilities relate. In this way the Group minimises its exposure to mark-to-market adjustments at any given balance sheet date.

The relative weakness of the US dollar has had a number of translation effects on the financial statements in 2005, none of which have been material.

Turnover

Group turnover increased by 12% to $97.8m (2004: $87.3m) (2003: $73.2m). All Group turnover arose from sales of the Group's Enterprise Protection Suite of products: A unified set of web, e-mail and messaging security solutions. Growth rates outside the Americas remained strong as did customer renewal rates throughout the world. However the rate of growth in Group turnover in financial year 2005 was less than in previous years because of slower new business growth rates in the Americas. Invoicing, and to a lesser degree turnover, continued to exhibit patterns of seasonality within the year, with Q2 and Q4 typically producing stronger sequential rates of growth than Q1 and Q3. The Enterprise sector is the key target market and customer segment of the Group and includes the licensing of technology via software developer kits to Original Equipment Manufacturers ("OEMs"). OEM turnover was $3.0m (2004: $4.0m) (2003: $4.0m). OEM turnover decreased by 25%, as the Group was in transition from historical OEM contracts to a combination of revenue share or "meet in the channel" business relationships.

The charts below show the percentage of turnover by destination for the Americas and non-Americas geographic areas for each of the three years under review. The Americas remains the Group's largest market and generated $59.8m or 61% of the overall Group turnover. Non-Americas however exhibited a high annual growth rate in turnover of 27%, compared to 4% for the Americas. This reflects investment in sales and marketing in the various regions around the world outside of the Americas, and the decline in rates of new business in the Americas.


2005
61%
39%
2004
66%
34%
2003
71%
29%
Americas
Non-Americas

Invoicing and deferred income

The Group invoiced $108.2m in the year, a 2% increase on invoicing of $106.6m for the financial year 2004 (2003: $92.1m).

A proportion of the Group's invoicing is not immediately recognised as turnover, and is deferred over the period of the contract to which it relates. Such deferred income typically relates to threat database subscriptions and software maintenance contracts. Full details of the Group's accounting policies, including those relating to turnover and deferred income, are given in note 1 to the financial statements. As at 30 June 2005, deferred income increased by

13% to $84.9m (2004: $75.0m) (2003: $54.3m). Of the carrying balance $57.0m, or 67%, (2004: $49.0m, or 65%) (2003: $37.5m, or 69%) is due to be released to turnover over the year to 30 June 2006. The volume and proportion of the Group's business generated via its indirect channel partners continued to increase in the year. The Company views this progress as key success factor in achieving scalable and profitable growth. The chart below shows the Group's invoicing profile by channel segment for each of financial years under review.


2005
65%
35%
2004
58%
42%
2003
49%
51%
Channel partners
Direct

Selling and distribution

The Group's largest area of expenditure is that of selling and distribution. Costs in this section of the business amount to $47.4m (2004: $44.0m) (2003: $39.7m). The business became more efficient in 2005, with these costs declining to 48.4% of turnover (2004: 50.4%) (2003: 54.3%), reflecting growth economies of scale, as well as management of expenditure. It is management's intention to continue to seek economies of scale combined with more effective management and leverage of global sales and marketing costs through common global messaging, improved sales channel performance, and increased sales of multiple or bundled products within the Enterprise Protection Suite.

The main areas of increased spend compared to prior years were salaries and benefits for more experienced sales management and staff recruited in the period. Overall headcount was 309 at 30 June 2005 (2004: 309) (2003: 259).

Research and development ("R&D")

R&D expenditure increased to $13.0m (2004: $9.7m) (2003: $7.5m) being 13.3% of turnover (2004: 11.1%) (2003: 10.3%). Cost efficiencies continue to be achieved through location of staff in lower-cost employment areas within the Group relative to the US, and outsourcing of certain non-core activities, enabling this increased R&D investment to be targeted at key growth areas such as spyware and appliances. The associated increases in salary and benefit costs is the principal area of increased spend compared to prior years. Headcount increased by 13% to 153 employees at 30 June 2005 (2004:136) (2003:113).

Other administrative expenditure and intangible asset amortisation

Other administrative expenses were $19.0m (2004: $16.8m) (2003: $14.6m), holding steady at 19.5% (2004: 19.3%) (2003: 19.9%) of turnover. These expenses have kept pace with turnover growth in order to support the expansion of infrastructure necessary to support an expanded global organisation with a growing portfolio of products. Headcount increased 3% to 79 (2004: 77) (2003: 71). The acquisition of assets from both SecureM Inc in April 2004 and from Apreo Limited in February 2005 gave rise to an amortisation charge of $7.8m during the year (2004: $1.4m). The unamortised balance of these intangible assets as at 30 June 30 2005 was $9.8m.

Equity based compensation

Equity based compensation comprises an employment tax provision and costs in respect of long term incentive plan share grants ("LTIPs"). The equity employment tax provision relates to the potential tax liability that may crystallise on the exercise of outstanding options and LTIP shares held by directors and employees at 30 June 2005, based on the then closing middle market share price of £4.59 (2004: £6.10) (2003: £6.38). The LTIP share charge of $0.1m (2004: $nil) (2003: $nil) has been credited to profit and loss reserve. The balance sheet employment tax provision of $0.16m (2004: $0.45m) (2003: $0.54m) declined over the year, reflecting the reduction in the Company's share price.

Exceptional item – Onerous lease

Surfcontrol, Inc, the Company's principal subsidiary, vacated its office for alternative

›››

The Group continues to be highly cash generative with strong levels of both operating and free cash flow relative to its levels of profit.

accommodation during the year. As vacant possession was retained, rent accruing over the remaining lease term of $1,648,000 has been charged to the profit and loss account.

Profit on sale of a business
The Group sold its MultiView business unit in February 2001 and has in prior years received deferred payment of sale proceeds. Net proceeds recognised in the profit and loss account were $nil in 2005 (2004: $0.31m) (2003: $0.38m). Under the terms of the sale agreement, no further proceeds will be received.

Profit before taxation
Profit before taxation declined in the financial year 2005 to $7.6m (2004: $14.4m) (2003: $8.9m). This was a direct result of the increase in intangible asset amortisation charges arising from the SecureM and Apreo transactions.

Taxation
A net tax charge of $1.2m was recorded for the year (2004: $2.9m) (2003: $2.5m), and represents an effective rate of 15% of pre-tax profits. Note 8 to the financial statements on page 46 gives details of matters affecting the current tax charge, and how it reconciles to the charge predicted by applying the UK standard corporation tax rate to the Group profit on ordinary activities before taxation.

In accordance with tax authority requirements around the world and OECD guidelines, the Group follows documented arms-length transfer pricing methodologies to reflect both the domicile of its intellectual property and the various functions performed on behalf of other Group entities. The Group is currently generating corporation tax liabilities in the UK, Australia and certain US states. This regional pattern is expected to continue for the foreseeable future. Deferred tax assets of $4.5m (2004: $6.9m) (2003: $4.2m) have been recognised in the Group balance sheet. The reduction in the value of deferred tax assets principally reflects a prudent and therefore reduced assessment of the forecast rate at which US tax losses are expected to be utilised in the foreseeable future. This assessment reflects the reduced level of current year invoicing in the US.

Liquidity, capital resources and treasury management
The Group continues to be highly cash generative with strong levels of both operating and free cash flow relative to its levels of profits. Net cash inflow from operating activities (before cash flows from exceptional items) was $23.8m (2004: $32.4m) (2003: $24.1m). Net cash inflow from returns on investments and servicing of finance was $2.7m. (2004: $1.8m) (2003: $0.7m). The net inflow from returns on investments in all years came primarily from bank interest, which amounted to $2.7m (2004: $1.8m) (2003: $0.8m). The Group funded the purchase of all tangible fixed assets in the year from its own cash resources, and as in previous years has minimal finance lease commitments. Cash outflow from capital expenditure was relatively stable at $2.2m (2004: $2.3m) (2003: $1.6m). Overall free cash flow remained strong at $21.9m (2004: $26.6m) (2003: $22.1m) as set out in the table opposite.

Group Free Cash Flow

	2005 $m	2004 $m	2003 $m
Net cash flow from operating activities (before exceptional item)	**23.8**	32.6	24.1
Cash outflow from exceptional item	**(0.7)**	–	–
Returns on investments and servicing of finance	**2.7**	1.8	0.7
Taxation	**(1.7)**	(5.5)	(1.1)
Net cash outflow from capital expenditure and financial investment	**(2.2)**	(2.3)	(1.6)
Free cash flow	**21.9**	26.6	22.1

Net cash outflow from financing was $11.6m (2004: Inflow $2.9m) (2003: Inflow $1.2m). During the year the Company significantly increased its treasury share programme, spending $11.8m of cash in purchasing its own shares (2004: $0.8m) (2003: $nil). The Board believes that purchase of own shares is in the best interests of the Company's shareholders and plans to continue to do so. At 30 June 2005 the Group had total cash holdings of $89.0m (2004: $87.5m) (2003: $61.7m) earning a current weighted average rate of return on closing cash of 2.8% p.a (2004: 2.3%) (2004: 2.4%). Net interest receivable and similar items, primarily bank interest, was $2.5m (2004: $1.9m) (2003: $1.1m) reflecting yield enhancement from both rising interest rates in the US and improvements in treasury management.

Employee share-based incentive schemes

The potential dilution of equity from granted options varies to the extent that they are in-the-money or under water. As at 30 June 2005, there were 1,036,840 options with an exercise price at or below £4.59, which was the closing middle market price on that day. These options represent 3.3% of the issued share capital as at 30 June 2005. In addition there are a further 2,108,598 outstanding options with a grant price above £4.59 which will dilute equity if the share price rises. During the year the Company issued rights to 272,881 shares under its Long Term Incentive Plan.

Transition to International Financial Reporting Standards ("IFRS")

Listed companies in the UK are required to adopt IFRS for accounting periods commencing on or after 1 January 2005. The Board considers that it will be ready to adopt IFRS compliant accounting policies during the financial year 2006, and be in a position to prepare Group IFRS financial statements for that year. The Board intend to maintain the Group's voluntary practice of presenting a three year profile giving an IFRS transition date of 1 July 2003. Quarterly comparative re-stated financial statements will also be prepared for fiscal year 2005 to maintain the quarterly reporting profile for investors and analysts.

As at the date of this Report the expected effects of IFRS are as set out in the Group Annual Report for 2004.

In accordance with emerging best practice and the recommendations from the "100 Group of Finance Directors" a reconciliation of the 2004 and 2005 financial statements from UK GAAP to IFRS will be published prior to the release of the Group's first quarter 2006 IFRS financial statements in November 2005.

Summary

Rebuilding invoicing growth rates is central to the Group's business strategy. These financial statements demonstrate and explain the strength of the Group's financial position, which has been generated by its annuity-based business model. This strong financial position will underpin the actions necessary to achieve our goals.

Simon Wilson
Chief Financial Officer
5 September 2005

Board of Directors



Top row: Greg Lock, Pat Sueltz, Steve Purdham, Simon Wilson. Bottom row: Patrick Jolly, George Hayter, Rene Schuster and Jane Tozer.

Greg Lock
Non-executive Chairman
Greg Lock was appointed to Non-executive Chairman on 9 September 2003 after serving on the Board as Non-executive Director since 17 October 2000. Until April 2000, Greg lived and worked in the United States, France, Germany and the United Kingdom as IBM's Global General Manager, Industrial Sector. In this position, he had worldwide responsibility for IBM's business with companies in the Automotive, Aerospace, Electronics, Chemical, Petroleum and other manufacturing industries representing approximately 15% of the company's revenues. In addition to SurfControl, Greg serves as Director of Target Computer Group Limited, Chairman of Nexagent Limited and Director of Liberata Limited.

Pat Sueltz
Chief Executive Officer
Pat Sueltz joined SurfControl in 2005 from SalesForce.com where she was President, Global Operations. Prior to this Pat was Executive Vice President of Services and a Corporate Officer of Sun Microsystems, Inc for four years having previously held a number of senior positions at IBM, including Technical Assistant to the Chairman and CEO, and a two year assignment in the UK early in her career. Pat has also served as a board member of Delphi and Amgen, both Fortune 500 companies. Pat is based in SurfControl's US Headquarters in Scotts Valley, California.

Steve Purdham
Chief Strategic Officer
Steve Purdham co-founded the vision, architecture and development of SurfControl in 1996. It was this vision and opportunity that enabled the Company to enter the public arena in 1998 and experience rapid growth.

Since mid 90s he has strategically worked with major worldwide software organisations to understand, analyse and define the exploding Internet marketplace. He has been a frequent conference speaker on the subject of the Internet and has contributed to several books and papers on the subject.

As President and then CEO of SurfControl he was successful in building the operation, and driving the planning, development, marketing and execution of the significant growth of the business. As CSO and CTO, today Steve continues to drive SurfControl's products forward and provides the Company's future vision.

Simon Wilson
Chief Financial Officer
Simon Wilson joined SurfControl in 2000 and was appointed as Chief Financial Officer in September 2001. He has served on the Board of SurfControl since July 2001. Simon joined SurfControl from KPMG's US Corporate Finance Practice, where he specialised in advising software and IT services companies on all aspects of domestic and cross-border

acquisitions, sales, divestitures and financings. From 1989 to 1994, Simon held a variety of finance director roles at subsidiaries of Misys plc after having spent five years with Ernst & Young. Simon is a member of the Institute of Chartered Accountants in England & Wales, a member of the Chartered Institute of Marketing, and holds a Bcomm (Honours) from Birmingham University, England.

Patrick Jolly
Executive Vice President, Corporate Development

Patrick Jolly was appointed to the Board in July 2001. Patrick is responsible for global corporate development. Prior to joining SurfControl, he was a partner specialising in corporate finance in Hammonds, a UK based international law firm, where he had a particular focus on advising technology companies in relation to fundraisings, mergers and acquisitions.

George Hayter
Senior Non-executive Director

George Hayter was previously Managing Director of the Trading Markets Division of the London Stock Exchange where he was earlier responsible for the information and trading systems including implementation of TOPIC, SEAQ and SEAQ International. Since 1990 he has acted as an independent consultant to a number of overseas stock exchanges and other UK and overseas organisations. George is currently non-executive chairman of E*Trade Financial Inc. (a New York Stock Exchange listed Internet broker and bank).

Rene Schuster
Non-executive Director

Rene Schuster was appointed to the Board as Non-executive Director in November 2003. Rene is currently Global Director of Multi-National Corporates within the Vodafone Group. Previously Rene was Senior Vice President and General Manager of Hewlett-Packard Company where he led the Consulting and Integration unit of HP Services. Formerly, Rene joined Compaq in July 2000 as the Chief Executive of Compaq UK and Ireland (the second-largest Compaq subsidiary after North America) and Vice President of Compaq Computer Corporation. Rene joined Compaq from KPMG Management Consulting, where he served as Chief Operating Officer in the Europe Middle East and Africa region. Rene serves as Director of Hudson Highland Group, Inc.

Jane Tozer
Non-executive Director

Jane Tozer was appointed to the Board as Non-executive Director in November 2003. Jane's current non-executive directorships include: Retail Decisions plc, The Pensions Service, F&C Smaller Companies Investment Trust plc, JP Morgan Fleming Income & Growth plc. Jane is co-founder and head of the Information and TMT Non-Executives' Association (ITNEA) and is a Trustee of the Worshipful Company of Information Technologists' Charitable Trust. Jane began her career at IBM, spending 14 years there before moving to FI Group (now Xansa plc) as Business Development Manager. She then moved to Softwright Systems Ltd., where she held the position of Chief Executive until 1997 – taking the company from start-up through to a successful trade sale to a NASDAQ quoted company.

Directors' Report

The directors present their Annual Report for the year ended 30 June 2005.

Principal activities and offices
The Group's principal activity is the development and sale of Internet security products that provide enterprise threat protection, shielding organisations from known and emerging Internet dangers through Layered Threat Protection℠. The Company has redefined traditional "filtering" into a unified set of Web, e-mail and messaging security solutions that continuously filter inbound and outbound Internet traffic to eliminate spam, spyware, phishing and Web and e-mail abuse. SurfControl provides Adaptive Threat Intelligence℠ from its Global Threat Experts℠ to respond quickly with automatic, proactive security updates to protect customers. "SurfControl" is the Group's primary brand for its Internet security products.

In the third quarter of the year the Group acquired enterprise spyware and extended threat technology from Apreo Limited, for a total estimated cost of $7.0m. In the fourth quarter the Group successfully launched its own enterprise threat protection product incorporating this technology.

The Group's principal go-to-market distribution channel is channel partnerships with resellers, distributors, and a range of OEM partners. These partners may sell the Company's products individually or incorporated into a broader unified threat management solution. The Group also sells its products directly via inside sales and via e-commerce from its website.

Financial results and review of developments
The results for the year are set out in the attached audited financial statements on pages 35 to 62. The directors do not recommend the payment of a dividend and the retained profit for the year of $6,445,000 is transferred to reserves.

A full review of the operations of the Group during the year, together with an indication of current and future developments can be found in the Chairman's and Operating Review statements on page 2 and pages 4 to 6, and in the Financial Review on pages 7 to 11.

Treasury share purchases
During the financial year the Company acquired a total of 1,089,500 of its own 10p ordinary shares for treasury at an aggregate cost of $11,525,000. The purchases were completed at an average price of £5.71 ($10.58) per share. Following these purchases the Company holds 1,195,500 shares in treasury representing 3.84% of issued share capital at 30 June 2005. At this date the Company has remaining authorisation up to the conclusion of the forthcoming Annual General Meeting to purchase 2,474,174 ordinary shares. The Board believes that the acquisition of treasury shares is an effective use of shareholder funds given the Company's current share price.

Research and development
The Group's activities in research and development are discussed in the Operating Review statement on pages 4 to 6. A charge of $12.96m has been recorded in the Group profit and loss account during the period for research and development.

Board structure
The directors who have held office during the year and their positions on the Board are as follows:

Greg Lock[3]	Non-executive Group Chairman and Chairman of the Nominations Committee
George Hayter[1,2,3]	Non-executive Director and the Senior Non-executive Director
Rene Schuster[1,2,3]	Non-executive Director and Chairman of the Remuneration Committee
Jane E Tozer MBE[1,2,3]	Non-executive Director and Chairman of the Audit Committee
Steve Purdham	Group Chief Executive (to 30 June 2005)
Pat Sueltz	Group Chief Executive (from 30 June 2005)
Simon Wilson	Group Chief Financial Officer and Company Secretary
Patrick Jolly	President EMEA (Europe Middle East Asia) and World Wide Operations outside of America
Kevin Blakeman	President Americas Operations (resigned 26 October 2004)

1 Member of the Remuneration Committee
2 Member of the Audit Committee
3 Member of the Nominations Committee

Pat Sueltz was appointed to the Board as Group Chief Executive on 30 June 2005. Steve Purdham became Chief Technical Officer and Chief Strategy Officer on the same date. Patrick Jolly became Executive Vice-President for Corporate Development and Legal Affairs on 6 July 2005.

The directors retiring by rotation are Greg Lock, George Hayter and Steve Purdham who, being eligible, offer themselves for re-election. In addition Pat Sueltz was appointed during the financial year offers herself for re-election at the forthcoming Annual General Meeting.

A brief description of the recent business experience of directors serving during the period is given on pages 12 to 13.

Directors' Report

Directors' interests

Details of directors' interests in the ordinary share capital of the Company, together with their option and long-term incentive plan holdings are given in the Directors' Remuneration Report on pages 23 to 33.

None of the directors had a material financial interest in any contract of significance, other than a service contract, with the Company or any of its direct and indirect subsidiaries at any time during the financial year.

Substantial shareholders

As at 5 September 2005 the Company had been notified under sections 198-202 Companies Act 1985 that the following shareholders had direct or indirect interests of 3% or more of the current issued ordinary share capital of the Company.

Shareholder	Ordinary shares held on date of notification	% of total ordinary shares[1]
Porter Orlin, LLC	2,783,420	8.95
Tiger Technology Performance, LLC	2,332,239	7.50
Fidelity International Limited	2,141,007	6.88
Merrill Lynch and Co, Inc	1,915,527	6.16
The Goldman Sachs Group, Inc	1,903,973	6.12
Wellington Management Company, LLP	1,765,683	5.67
Barclays Plc	1,409,946	4.53
Herald Investment Trust plc	1,094,200	3.52
JANA Partners LLC	1,047,141	3.37
Legal and General Investment Management Limited	957,526	3.08

1 Based on 31,114,572 ordinary shares in issue at 5 September 2005.

Employment policy and involvement

The Group believes in developing and maintaining a diverse, multi-talented and highly motivated workforce. The Group is therefore committed to providing equal employment opportunities by establishing discrimination-free recruitment and employment practices, and maintaining an environment that is free from any form of discrimination. The Group companies give full consideration to all employment applications from disabled persons. Disabled employees, and employees who may become disabled during the course of their employment with the Company or Group, are eligible to participate in all appropriate training and career development generally available to staff.

The directors acknowledge their responsibilities to consult staff and communicate relevant information to them. All employees have access to the internal corporate website. The Company also uses other methods of communication such as staff meetings, web casts, video conferencing, instant messaging, and e-mail, such that the views of employees can be taken into account in making decisions that may affect their interests.

Creditor payment policy

It is Group policy to pay suppliers in accordance with agreed terms and conditions of purchase, provided that the supplier complies with all relevant terms and conditions. The policy developed is specific to the Group's businesses and, consequently, adoption of an external code of payment to suppliers is considered unnecessary. The average time taken to pay purchase invoices by the Group is 28 days (2004: 28 days) (2003: 23 days). Company creditor days were 26 days (2004: 35 days) (2003: 28 days).

Political and charitable contributions

The Group and Company made no political contributions during the year (2004: $nil) (2003: $nil). Donations to UK charities amounted to $85,108 (2004: $97,849) (2003: $172,249). In addition the Group donated $9,553 to charities outside of the UK (2004: $10,173) (2003: $4,147).

Directors' Report

Corporate responsibility
The Group conducts its business having regard to its various stakeholders and the wider community. The directors are committed to a management culture that promotes the health, safety, and general welfare of employees. As mentioned above full and timely communication is maintained with employees. The Group aims to foster fair and transparent relations with all its customers, whilst maintaining a clear commercial basis to its business transactions. The Group ensures payment is made promptly to suppliers, irrespective of their size, unless there are sound business reasons to withhold payment. Group companies support their communities with involvement in local initiatives, and through charitable contributions. The Board recognises its responsibility to consider social and environmental issues as these arise and to ensure compliance with relevant local statutory regulations. The Board believes it has adequate information systems in place to assess any environmental and social concerns that may arise from time to time. These matters will, where relevant, form part of the Group's risk management strategy although as a software developer the Group has no manufacturing facilities that pose environmental issues. Waste products are recycled in all offices and management aim to ensure responsible use of energy as far as it is economic and practical to do so. The Group's website includes a section dedicated to corporate, ethical, employment and environmental issues.

Going concern
The directors have reviewed budgets and have a reasonable expectation that the Group has adequate resources to continue as an operational business for the foreseeable future. The financial statements have therefore been prepared on a going concern basis.

Auditors
An ordinary resolution to re-appoint KPMG Audit Plc as auditors of the Company is to be submitted to the forthcoming Annual General Meeting.

Statement of directors' responsibilities
Company law requires the directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

> select suitable accounting policies and then apply them consistently;
> make judgements and estimates that are reasonable and prudent;
> state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
> prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

Annual General Meeting
The Annual General Meeting will be held at Riverside, Mountbatten Way, Congleton, Cheshire CW12 1DY on 20 October 2005 at 11.30am.

Included in the ordinary business of the meeting are resolutions 3 and 4 to re-appoint Greg Lock and George Hayter respectively as Non-executive Directors. They each have agreements without a specified fixed term, which are terminable by the Company or the director with three months' notice. Greg Lock has a wide experience in the technology sector having previously worked in several countries as IBM's Global General Manager, Industrial Sector. George Hayter has a number of contacts in the technology sector through current and past directorships including most recently the E*Trade Group, Inc, which is quoted on NASDAQ. Neither director holds any executive position and is able to devote the time required of him as a Board director. Greg Lock is the Non-executive Chairman of the Group. George Hayter is the Senior Independent Non-executive Director.

The biographical details of the directors that are submitted for re-election may be found on pages 12 to 13.

As well as the ordinary business of the Meeting, resolutions will be proposed to renew for a further year the authority to allot un-issued shares in the Company, to allot shares for cash free from the pre-emption rights set out in the Companies Act 1985, and to give the Company authority to make market purchases of it shares.

Directors' Report

Resolution 8 will renew the directors' authority to allot un-issued shares in the Company in accordance with section 80 of the Companies Act 1985. The resolution authorises the directors to allot shares up to an aggregate nominal amount of £1,659,443 (being one-third of the issued ordinary share capital of the Company at one month prior to the date of this notice plus the maximum current options). The authority will expire at the conclusion of the next Annual General Meeting of the Company or on the day 15 months from the date of the passing of this resolution (whichever is the earlier). The directors have no immediate intention to exercise this authority other than in connection with the Group's employee share schemes.

Under Section 89 of the Companies Act 1985, equity securities in the Company may not be allotted for cash (otherwise than in respect of an employee share scheme) without first being offered pro rata to existing shareholders, unless the prior approval of the shareholders is given in a general meeting. The directors consider that it is in the best interests of the Company to renew the relevant authority given at the Annual General Meeting in 2004. Accordingly, a Special Resolution to this effect is proposed as Resolution 9 in the notice of the Annual General Meeting. The proposed authority will expire at the conclusion of the next Annual General Meeting of the Company or on the day 15 months from the date of the passing of this resolution (whichever is the earlier) and permits the directors during this period to issue up to an aggregate nominal amount of £155,572 (representing 5% of the issued share capital at one month prior to the date of this notice) without first offering them to existing shareholders.

Under the terms of the Companies Act 1985 and its Articles of Association, the Company has power to purchase its own shares provided that this power has first been sanctioned by shareholders. Resolution 10 authorises the Company to make purchases of up to 3,111,457 shares (representing 10% of the issued ordinary share capital of the Company at one month prior to the date of this notice) at a minimum price of 10p and a maximum price (exclusive of expenses) of not more than 5% above the average of the middle market quotations for the ordinary shares of the Company as derived from the London Stock Exchange Daily Official List for the 5 business days prior to the purchase. The authority will expire at the conclusion of the next Annual General Meeting of the Company or on the day 15 months from the date of the passing of this resolution (whichever is the earlier). As at 5 September 2005 (being the last practicable date prior to publication of this Report) 3,145,438 options to subscribe for ordinary shares in the Company, pursuant to the SurfControl Executive Share Option Schemes were outstanding. If exercised as at the date of this document, those options would represent 9.18% of the total issued share capital of the Company inclusive of shares issued under option. If the full authority to buy back shares is invoked, the same options would represent 10.10% of the total issued share capital of the Company inclusive of shares issued under option. The fact that the directors are seeking this authority should not be taken as an indication that the Company will purchase its own shares at any particular price or indeed at all and the directors would only consider making purchases if they believed that such purchases would be in the best interests of shareholders generally, having regard to the effect on earnings per share.

All of the above resolutions are set out in the separate notice of Annual General Meeting.

By order of the Board



Simon Wilson
Company Secretary
5 September 2005

Corporate Governance

Introduction

The Board supports the principles of the 2003 Combined Code on Corporate Governance ("the Combined Code"). As required by the Listing Rules of the UK Listing Authority this report describes how the Group has applied the principles of section 1 of the Combined Code.

1. The Board of Directors

The Group is controlled by a Board of Directors that currently comprise the four executive directors and four independent non-executive directors (including the Non-executive Chairman). The Non-executive Chairman is Greg Lock. The other Non-executive Directors are George Hayter, Rene Schuster, and Jane Tozer.

The Board's responsibilities include setting overall business and market strategy for the Group as a whole. This involves approving significant strategic decisions such as acquisitions, product and market diversification, and capital structure. It also involves approving annual operating budgets and monitoring performance against budget, establishing a risk framework and setting risk tolerances, and monitoring executive and management performance. All operational decisions within this business and market framework are delegated to executive management.

George Hayter, Greg Lock, Rene Schuster and Jane Tozer are shareholders in the Company. All the non-executive directors are considered by the Board to be independent of the Company and Group, as defined in section A3.1 of the Combined Code. Each non-executive director possesses considerable outside expertise, and is able to exercise detached judgement in dealing with matters before the Board. The Senior Independent Director is George Hayter, who was appointed to the Board as a non-executive director on 15 June 1998. Although George Hayter holds vested share options from January 2000, the Board does not consider that this affects his ability to exercise independent judgement.

Board meetings were held on nine separate occasions during the year. In advance of each meeting, the Board is furnished with timely information to enable it to discharge its duties, including inter-alia reports covering local operating performance and activities, a Group operational summary, management accounts with budget variance analysis, most recent forecasts, and selected periodic status reports on taxation, working capital management, human resources, information systems, internal control reviews and changes, treasury and strategic matters. Newly introduced in April 2005, the Board also receives selected periodic in-depth presentations from departmental management as to the functional operations. The non-executive directors also meet from time to time, outside of Board and committee meetings, without the presence of executive directors.

The Board has adopted a Schedule of Matters reserved for its approval. Directors have access to the advice of the Company Secretary at all times, and may seek independent professional and legal advice. Although there is no formal training programme, training is provided to directors on induction and from time to time on request.

All Board directors are subject to re-election in accordance with the Company's Articles of Association, which require no less than one third of directors to be eligible for re-election in each calendar year. A director is also subject to re-election at the Annual General Meeting following their initial appointment to the Board.

Professional commitments of the Chairman of the Board

Greg Lock is also chairman of Nexagent Limited and held directorships in Target Group Limited and Liberata Limited throughout the year.

The biographies of all of the Board's directors, and their continuing outside directorships if any, are set out on pages 12 to 13.

Corporate Governance

Board Committees

There are three committees of the Board, which are:

(a) Remuneration Committee

The Remuneration Committee consists of the three Non-executive Directors: Rene Schuster (Chairman), George Hayter, and Jane Tozer. Other board directors and senior Human Resource managers are from time to time invited to attend remuneration committee meetings at the request of the chairman. The Committee's responsibilities are to set the remuneration for the executive directors, and to set the remuneration policy for the Group so as to enable the recruitment and retention of high calibre executives and senior management. The Directors' Remuneration Report on pages 23 to 33 provides further details of the Committee's responsibilities and work. The Committee meets no less than twice each year, and has met four times in the year under review. The full text of the Committee's terms of reference may be found on the Company's website at www.surfcontrol.com/company/corporategovernance.

(b) Audit Committee

The Audit Committee consists of the three Non-executive Directors: Jane Tozer (Chairman), George Hayter and Rene Schuster. In the Board's opinion, Jane Tozer has relevant up to date financial experience, and is suitably qualified to chair this committee. Other Board directors and senior accounting managers are invited to attend audit committee meetings at the request of the chairman.

The Committee is responsible for monitoring all accounting, reporting, control and financial aspects of the executive management's activities, and for ensuring that an appropriate risk management framework is in place for the Group. It is also responsible for ensuring that the financial performance of the Company and Group is properly reported with regard to compliance with UK Company law, accounting standards and best practice requirements of the Combined Code.

The Committee meets no less than four times a year, and meets with the external auditors each quarter to review their reports in relation to the Group's accounts and internal controls. The Committee also reviews significant areas of business and financial risk, and assumptions or judgements made by management in assessing these risks, and maintains a regular direct dialogue with the finance director. In addition the Committee and/or the chairman meet periodically with the external auditors without the presence of the finance director or other executive directors. In the year under review, the Committee met five times.

The Board reviews the need for an internal audit function annually. At present an internal audit function is not considered necessary for a number of reasons: the size of the Group, the relative simplicity of the nature and type of transactions entered into by the Group, significant executive involvement in the day to day business, the ongoing improvement of internal controls and the operation of key financial controls via peer review. As the Group increases in size, global reach, and complexity of business mix, the possible need for an internal audit function will continue to be reviewed at least annually.

The Company has always encouraged open communication between staff, HR, senior management and executive directors. In addition, the Audit Committee established written guidelines to encourage any employee or executive director to communicate matters of concern directly to the chairman or non-executive directors if they wish. These "whistleblowing" procedures were formally adopted on 2 September 2004 and will be reviewed annually to measure their effectiveness. During the year all contacts made by employees under the policy were recorded in a register and reviewed and discussed at Board meetings. Appropriate follow up action was taken and recorded in the register.

The Committee is responsible for making recommendations to the Board on the appointment, re-appointment and removal of the external auditors. The Committee keeps under review the cost effectiveness, independence and objectivity of the external auditors, as well as maintaining a policy governing the use of external auditors for non-audit services. The policy's objective is to avoid potential conflicts of interest or circumstances where the external auditor's judgement or independence may be compromised, and only to retain the external auditors where their knowledge and expertise provides service over and above other professional service providers of similar standing. In the year under review, the majority of non-audit services provided by the external auditors related to tax compliance and planning. Details of the non-audit services, together with their cost, are set out in note 6 on page 45.

The full text of the Committee's terms of reference, its policy on the use of external auditors for non-audit services, and the whistleblowing policy may be found on the Company's website at www.surfcontrol.com/company/investors/corporategovernance.

Corporate Governance

(c) Nominations Committee
The Nominations Committee consists of the Chairman and the three Non-executive Directors: Greg Lock (Chairman), George Hayter, Rene Schuster, and Jane Tozer. The Committee's responsibilities are to identify, evaluate and select candidates for Board positions, and to review annually the composition and size of the Board. It makes recommendations on appointments and changes to the composition of the Board.

During the year under review the Committee recommended one executive appointment to the Board: Patricia C Sueltz as Chief Executive Officer. The recommendation was accepted by the Board. In making this appointment the Board utilised the services of an external search firm. The prime qualities sought for the position were integrity, extensive experience in running mid- to large-cap organisations in the technology sector, US experience, and a demonstrable track record of success.

The full text of the Committee's terms of reference may be found on the Company's website at www.surfcontrol.com/company/investors/corporategovernance.

The attendance record at Board and committee meetings for the directors was as follows:

	Board		Audit		Remuneration		Nominations	
Board Director	Held	Attended	Held	Attended	Held	Attended	Held	Attended
Greg Lock	9	9	n/a	n/a	n/a	n/a	2	2
George Hayter	9	9	5	5	4	4	2	2
Rene Schuster	9	7	5	5	4	3	2	1
Jane Tozer	9	9	5	5	4	4	2	2
Pat Sueltz*	–	–	n/a	n/a	n/a	n/a	n/a	n/a
Steve Purdham	9	9	n/a	n/a	n/a	n/a	n/a	n/a
Patrick Jolly	9	9	n/a	n/a	n/a	n/a	n/a	n/a
Simon Wilson	9	9	n/a	n/a	n/a	n/a	n/a	n/a
Kevin Blakeman**	2	2	n/a	n/a	n/a	n/a	n/a	n/a

Reasons for non-attendance were vacation and other business commitments. Where n/a appears the director was not a member of the relevant Board committee.

* Pat Sueltz was appointed a Director on 30 June 2005 and as a consequence did not attend any meetings in the year as a director.
** Kevin Blakeman resigned as a Director on 26 October 2004. He attended all Board meetings whilst a director.

Annual performance evaluations
The Combined Code requires that the Board conducts formal annual performance evaluations of the Board as a whole, the individual non-executive directors, the Chairman, and the Board committees. The Board conducted an evaluation of its effectiveness in a separate meeting with all members present. Attendance at Board and Committee meetings was reviewed and each Board member provided his or her assessment of the Board's performance. Input was obtained from the auditors on the performance of the Audit Committee.

Whilst the assessment results were broadly positive, select areas for improvement were identified, together with specific recommended actions. The Group is committed to continuous improvement in its business operations, and this same ethos applies to the Board.

Separately the Senior Independent Director conducted an assessment of the performance of the Chairman with input from each member of the Board. The Chairman was absent from the discussions. This assessment was shared with the Chairman and suggestions made for improvement were accepted by him.

For the year under review, as in prior years, the executive directors' performance is appraised by the Chairman (who also obtains input from the independent Non-executive Directors) in conjunction with the Chief Executive. This follows the Chief Executive's own evaluation of their performance and contribution to the Company. The Chairman also evaluates the performance against objectives of the Chief Executive. The Remuneration Committee considers these evaluations in their decisions of awards of bonuses for the year, and in the setting of future compensation for the executive directors.

Corporate Governance

2. Shareholder relations

The Group keeps in contact with investors through a regular communication programme involving a variety of analyst, institutional and retail shareholder meetings, recorded telephone conference calls, and technology bank conference presentations. On a pre-set schedule, the Group publishes unaudited results each quarter via Reuters News Service. The Group's annual and interim reports are circulated to shareholders, all known interested parties, and through the Financial Times/Daily Telegraph subscription service. The pre-set publication schedule, together with downloadable copies of all financial results and summaries of operating metrics is also published on the Group's website. The Group also publishes on the Company's website downloadable copies of all presentations made to investors or analysts. These activities are an integral part of the Company's policy of maintaining a high level of transparency with investors and complying with its obligations as a listed company. The Company also hosts an annual Analyst Day where non-financial aspects of the Group's operations and products are discussed. The CEO and Finance Director are the primary points of contact for shareholder relations, and the Chairman and Senior Independent Director are available on an ongoing basis to meet with major shareholders, and will promptly respond to any ad hoc requests for meetings. In addition, the Chairman extends an offer to meet all of the Company's top 10 major shareholders each year, together with the CEO. Regular feedback is given to the full Board on governance, strategy or any other significant issues that have been raised by institutional shareholders.

Save in exceptional circumstances, all Board directors attend the Annual General Meeting and shareholders are invited to ask questions concerning the formal business, or meet with the Board afterwards for more general questions. Notice of the meeting and any related documents are sent to shareholders at least 20 working days in advance of the meeting. The level of proxy votes lodged for each resolution is announced at the meeting and a copy of the related Stock Exchange announcement is available at www.surfcontrol.com/company/investors/RNS announcements.

3. Internal control

The directors acknowledge their responsibility for the Group's system of internal control. Internal control systems are designed to meet the particular needs of the Group and the risks to which it is exposed, and by their nature can provide only reasonable and not absolute assurance against material misstatement of financial information or safeguarding of assets.

Guidance for directors, "Internal Control: Guidance for Directors on the Combined Code" was published in September 1999. The Group considers that it complied with this guidance for the year ending 30 June 2005, and through to the date of the approval of the financial statements.

A review of the business risks faced by the Group and the effectiveness of its internal controls has been undertaken in the year and will be updated annually. Business risks and internal controls are assessed by a number of methods, including regular departmental management interviews, in-depth Board reviews of selected functional areas, and the periodic use of external consultants to independently assess areas of potential risk.

(i) Control environment

The Group's control environment is the responsibility of the Board, however the implementation and day to day monitoring of internal controls is delegated to the operational managers. Operational matters are communicated to the Board through operating unit or global function reports at each board meeting. The effectiveness of financial internal controls is assessed annually and reported to the Board by the Chief Financial Officer. Any change to effectiveness of the financial internal controls is reported at each board meeting. The Board also receives a quarterly review from the external auditors, in addition to the year end review, covering the scope of controls that they have sought to rely on in order to review, or form an opinion on, the financial statements.

(ii) Risk assessment

The Board has established a formal procedure to monitor the risk environment and reviews how controls are developed and adapted to minimise the Group's exposure.

(iii) Financial reporting

The monthly results of the operating units are reported monthly to the Board and compared to the current budget. In addition, key performance indicators ("KPIs") relevant to the Group are monitored more frequently; on a daily and weekly basis by senior management, for example invoicing levels and sales mix, cash flows and collections efficiency, and leads generated by marketing. Any trend in the KPIs away from budget is brought to the attention of the Board.

A comprehensive budget is produced once a year and is reviewed and approved by the Board. Rolling quarterly operating forecasts are completed and reported to the Board each month. Budgets are devolved to local and regional operational management who are responsible for managing their operating units within budgetary constraints. Individual department managers are aware of and accountable for their authorisation limits with regard to expenditure and staff recruitment.

Corporate Governance

(iv) Non-financial reporting
The executive directors meet twice monthly to discuss operational and strategic matters. Once per quarter these meetings cover strategic matters with a time-frame extending beyond the current operating plans and budgets.

Senior management meet monthly via telephone or video link to review and discuss short-term tactical and operational matters. These meetings are global in nature and bring all disciplines together at each meeting. Issues that affect multiple departments and communication are explicitly targeted as important agenda items.

Management in sales, marketing, product management, engineering, technical support, human resources and legal meet at least monthly as teams to monitor and assess progress against current operating plans, as well as opportunities to improve inter-operation.

(v) Treasury policy
The Board has a formal policy governing its treasury function, which is reviewed annually by the Board. The policy's objective is to produce a competitive yield on Group funds without exposing the Group to a significant level of risk, such that sufficient cash is preserved for working capital and investment needs. The following risks are explicitly addressed: liquidity, counterparty, product, interest, and foreign exchange.

4. Provisions of the Code
Throughout the financial year ended 30 June 2005, and through to the date of approval of these financial statements, the Board consider that the Group has complied with Section 1 of the Combined Code except to the extent described below:

Non-executive Director's share options
The Company has in the past granted options over ordinary shares to George Hayter and currently he holds 800 outstanding options at a price of £8.49. The Board believes that this interest in share options has not compromised his independence and George Hayter has subsequently been appointed the Senior Independent Director.

Directors' Remuneration Report

Introduction

This Report sets out the remuneration policy operated by the Company in respect of the Executive Directors, together with disclosures on Directors' remuneration required by the Directors' Remuneration Report Regulations 2002 ("the Regulations"). The auditors are required to report on the "auditable" part of this Report and to state whether, in their opinion, that part of the Report has been properly prepared in accordance with the Companies Act 1985 (as amended by the Regulations). The Report is therefore divided into separate sections for audited and unaudited information.

The Board have reviewed the Group's compliance with section 1 of the 2003 Combined Code on Corporate Governance ("the Combined Code") on remuneration related matters and it is the opinion of the Board that the Group complied with all remuneration related aspects of section 1 of the Combined Code during the year.

Unaudited information

1. Remuneration committee

The Remuneration Committee is responsible for developing policy on remuneration for executive directors and senior management below Board level and for determining specific remuneration packages for each of the executive directors.

The Remuneration Committee is chaired by Rene Schuster and its other members are George Hayter and Jane Tozer. The Remuneration Committee members have no material personal financial interest other than as shareholders in matters to be decided, no potential conflicts of interests arising from cross directorships and no day-to-day involvement in running the business.

During the year the Committee consulted Steve Purdham and Greg Lock about its proposals relating to the remuneration of other executive directors. The Committee also consults with other senior members of staff on an occasional basis. Where executive directors have attended a Remuneration Committee meeting there was no discussion relating to their own remuneration and benefits. No executive is involved in determining his or her own remuneration.

The Committee receives market data on competitive levels of compensation from New Bridge Street Consultants and Radford US. These firms, which were not appointed by the Committee, provide general remuneration information to the Human Resources department from time to time but are not retained to provide any other consulting services to the Committee or the Group generally.

The Committee has taken advice from Halliwell Consulting during the year in respect of the design, implementation and operation of the new Long Term Incentive Plan (LTIP). The Company also took advice from Halliwell Consulting in respect to accounting for share-based payments under IFRS 2. Halliwell Consulting was appointed by the Committee in respect to work on the LTIP.

2. Terms of reference

The Committee works within detailed terms of reference, which are set by the Board. Copies of the Committee's terms of reference are available from the Group's website, www.surfcontrol.com/company/corporategoverance and are summarised below:

- The scale and structure of all aspects of remuneration for the executive directors and the Non-executive Chairman.
- The Group's overall policy on senior management remuneration.
- The level and performance basis for share option or other share-based awards to executive directors, senior management and staff.
- The maintenance of service agreements with the Chairman and executive directors.

The fees for non-executive directors are a matter reserved for a Committee of the Board consisting of the Chairman and executive directors.

3. Remuneration policy overview

The Remuneration Committee's overall policy aim is to provide a remuneration package which supports the achievement of the Company's three year roadmap to success. Specifically this involves providing a performance based remuneration package through the operation of annual and long-term performance plans which are focused on motivating and encouraging executive directors and other senior management to achieve the relevant Group growth and financial performance targets set out in the roadmap to success.

In addition, the Remuneration Committee is mindful of the following requirements for the Company's remuneration policy; namely that the policy should:

- allow the Company to retain the talent needed to execute its business strategy;
- enable the Company to be competitive when recruiting appropriate skilled and experienced newcomers; and
- align rewards with the interests of shareholders.

Directors' Remuneration Report

When mapping out the levels of each element of the remuneration package for executives the Remuneration Committee looks at other comparable companies in the global software technology sector. The following table sets out the broad policy position for each element of the Company's remuneration package compared to these companies:

Base Salary	Bonus potential	Share incentives	Pension	Total package
Median	Upper Quartile	Upper Quartile	Lower Quartile	Median – Upper Quartile

The policy is designed only to provide an upper quartile total package if bonus is earned and share incentives vest. It should be noted that the real value received by the executives under the share incentive arrangements will be dependent upon the degree to which the associated performance conditions have been satisfied at the end of the three year performance period and the share price of the Company at this time.

The Committee, when setting remuneration for the executives, also takes into account practice applicable to other employees within the Group. The Remuneration Committee will continue to review the policy on an annual basis to ensure that it is in line with the Company's objectives and shareholders' interests.

Throughout the year under review the Committee has adopted the principle that the greater the potential award the more stretching the relevant performance target.

No specific information for Pat Sueltz or Kevin Blakeman is included in the unaudited section of this report, as neither director was on the Board for the full financial year.

The Company encourages executive directors to take one outside appointment to broaden their experience. Executive directors are allowed to keep the fees earned from these outside appointments. Steve Purdham was paid $5,575 for his non-executive position on the board of Manchester Technology Fund Limited. Patrick Jolly was paid $59,470 for his non-executive position on the board of Findel plc.

4. Remuneration

The Committee is of the view that a significant proportion of executive remuneration should be linked to corporate performance so that the interests of the executives are aligned as far as possible with those of shareholders. Performance related payments for the executive directors for the financial year ended 30 June 2005 consisted of a combination of cash bonuses and LTIP awards. The following pie charts show the elements of the total expected remuneration package set out in the table on page 28.

Steve Purdham, Chief Executive



- 49% Performance compensation
- 51% Fixed compensation

Simon Wilson, Chief Financial Officer



- 42% Performance compensation
- 58% Fixed compensation

Patrick Jolly, President EMEA



- 36% Performance compensation
- 64% Fixed compensation

Key:

Fixed compensation is calculated as:

Salary

Benefits

Pension contribution

Performance compensation is calculated as:

Bonus paid

Intrinsic value of LTIP

Directors' Remuneration Report

There were no significant changes in the structure of executive remuneration since the end of the financial year, and it is the current intention of the Committee to continue the same remuneration policy during the next and subsequent financial years.

Steve Purdham was Group Chief Executive up to 30 June 2005 when he took up the position of Chief Strategy Officer and Chief Technology Officer on the appointment of Pat Sueltz to the Board. Pat Sueltz received no remuneration for the financial year, however the main elements of her package for the next financial year are set out in the table below:

Salary	Bonus	Share Incentive Grant on Appointment	Pension
$450,000	$200,000	A one off grant of 300,000 share options which will vest over three years in equal annual instalments. This grant is not subject to additional performance conditions.	Up to 6% of earnings (requires equal executive contribution) subject to true applicable IRS cap which is currently $14,000
	Paid after 12 months employment with no performance conditions.	An LTIP award over 105,272 shares subject to the normal provisions of the rules of the LTIP set out later in this report.	
	(Will then revert to normal bonus arrangements with performance criteria.)	The Committee believes that these levels of grant, and the lack of performance criteria associated with the options, is appropriate in order to attract a high calibre chief executive who is based in the United States, where this is normal practice.	

Basic salary
Policy: median
When determining the salary of the executive directors the Remuneration Committee takes into consideration:

- levels in pay and annual increases within other comparable companies in the global software sector;
- the performance of the individual executive director;
- the individual executive director's experience and responsibilities; and
- pay and conditions throughout the Group.

The following table sets out the salary information for the executive directors in the currency of the country in which the executive resides:

Name	Salary year ending 30 June 2004	Salary year ending 30 June 2005	Percentage rise 2004 to 2005
Steve Purdham	£195,000	£195,000	0
Simon Wilson	$285,000	$308,000	8
Patrick Jolly	£200,000	£208,000	4

Bonus
Policy: upper quartile
Annual bonus arrangements are intended to incentivise the executive directors to achieve the Group's pre-determined operational objectives for the year under review, which are stepping stones to the achievement of the three year roadmap for success.

Executive bonuses are based on a mix of financial objectives relating to regional or Group revenue and Group EBITDA. The minimum threshold achievement levels are that 75% of on-target bonuses become payable for achieving 90% of annual EBITDA targets and 95% of quarterly EBITDA targets. The use of EBITDA as a performance measure closely aligns the executives with corporate strategy and the attainment of these targets is considered important in attaining growth in shareholder value. The Remuneration Committee feels strongly that at this stage of the Company's development the bonus performance targets should also encourage growth in revenue, which will enhance the value of the Company in the medium- to long-term, and not act as a disincentive to acquisitions which, although revenue enhancing, may in the short-term have an impact on earnings per share or return on capital employed.

Directors' Remuneration Report

The following table shows the level of bonus performance achieved as a percentage of salary in respect of performance measures for the year ending 30 June 2005.

Performance measure	Steve Purdham Bonus earned (percentage of salary)	Simon Wilson Bonus earned (percentage of salary)	Patrick Jolly Bonus earned (percentage of salary)
Group or regional revenue	52	24	28
Group EBITDA	14	7	7
Total as percentage of salary	66	31	35

Bonus targets and measures are reviewed and agreed by the Remuneration Committee at the beginning of each financial year to ensure that they are appropriate to the current market conditions and position of the Company, so that they continue to remain challenging. The structure of the bonus targets for the year ending 30 June 2006 will be similar to those operated for 2005. The maximum bonus potential for the year ending 30 June 2006 is 100% of the relevant executive director's salary. Bonuses are not pensionable.

Share incentives

Policy: upper quartile

Overview

During the previous year the Remuneration Committee reviewed its share incentive policy and concluded that the interests of shareholders and executives would be better aligned through awarding whole shares under an LTIP (which was approved by shareholders at the 2004 Annual General Meeting) rather than using options. Share options will only be granted to executive directors on recruitment, although options may be granted to other senior management. This difference in policy between the executive directors and other senior management is mainly due to greater familiarity with options in the United States, although this policy will be kept under review as local practice changes over time.

The Company's share incentive schemes are operated without any significant cost.

Shareholding requirements

In order to further align the interests of shareholders with those of the executives, the Remuneration Committee has introduced minimum shareholding guidelines to encourage substantial long-term share ownership by the executive directors. By encouraging the executive directors to build up shareholdings it will demonstrate their ongoing commitment to, and confidence in, the Company. The guidelines will require that over a five year period executive directors build up and retain a holding of shares based on a percentage of salary as per the table below:

Position	Recommended shareholding requirement as percentage of salary (built up over five years)
CEO	200%
All other executive directors	100%

The Remuneration Committee expects this requirement to be built up through the retention of some shares acquired by the executive directors under the Company's share schemes or through individual market purchases. If the executive directors do not build up such percentages, the Remuneration Committee may take this into account when considering the level of future incentive awards.

Dilution

In common with a number of companies in the technology sector the Company sought an overall dilution limit greater than the standard ABI limits of 10% of issued share capital for its share schemes. A limit of 20% was approved by the Company's shareholders at an Extraordinary General Meeting on 14 July 2000. The Remuneration Committee recognises that practice has changed over the last three years and that this level of dilution is no longer seen as in line with corporate governance best practice. It is clearly impractical to reduce the Company's current level of dilution immediately. Therefore the Company intends to address the situation by granting fewer options over newly issued shares and using market purchased shares to satisfy awards under the LTIP. These changes, coupled with historical share incentives falling out of the dilution calculation, will move the Company closer to the 10% limit over time.

Directors' Remuneration Report

Option scheme

The following table summarises the main terms of the option scheme:

Term	Detail	Term	Detail
Participants	The current executive directors participating in the LTIP will not be granted further options. Options will be granted to other members of senior management. In addition options may still be used on recruitment.	**Maximum annual grant**	The rules of the Option Scheme were approved without an annual limit. However, the Remuneration Committee has determined in normal operation of the Scheme that the maximum annual grant to any employee during a financial year will be 100% of salary.
Performance condition 1999–2003	A mix of Group revenue and EBITDA targets for the relevant year of account. These measures were used because the Committee believed they were the most relevant measures to encourage growth at this stage of the Company's development.	**Performance condition 2004**	Two sets of performance criteria linked to Group target EBITDA performance for that year and Company Total Shareholder Return ("TSR") relative to that of the FTSE techMARK Index over a two year period July 2003 to July 2005. TSR was included by the Remuneration Committee to encourage executives to take into account the Company's comparative returns to shareholders.
Status of options 1999–2003	Options have either vested or lapsed.	**Status of options 2004**	All options, which were first exercise able in July 2005, have lapsed.

Long Term Incentive Plan

The main terms of the LTIP approved by shareholders at the Annual General Meeting in October 2004 are set out below, which have not been varied since the scheme was adopted. The LTIP will be the ongoing long-term equity arrangement for the executive directors:

Term	Detail	Term	Detail
Participants	Currently the executive directors.	**Maximum annual grant**	Initial awards on launch of the Plan were a maximum of 200% of salary. Ongoing awards a maximum of 100% of salary.
Primary performance condition	Comparative TSR performance. Release of awards starting at the median (25% of awards) with full release at the upper quartile. The Remuneration Committee believes that comparative TSR is the most appropriate measure to align shareholders' and executives' interests as it ensures that, before being entitled to receive any of their LTIP Awards, the executives outperform their peers over the measurement period in delivering shareholder value irrespective of general market conditions.	**Secondary performance condition**	The Remuneration Committee will ensure that the release of the award is consistent with the underlying financial performance of the Company. Indicators considered will include: › Operating and Free Cash Flow generated over the three year period. › Levels of Deferred Revenue recognised over the three year period. › The value of new versus renewals billings over the three year period.

Comparator group				
	Alphameric Plc	Dimension Data Holdings Plc	Internet Security Systems Inc	Safenet Inc
	Anite Group Plc	Emblaze Limited	Marlborough Stirling Plc*	Secure Computing Inc
	Autonomy Corporation Plc	F-Secure Oyj	Northgate Information Solutions Plc	SonicWall Inc
	Aveva Group Plc	Gresham Computing Plc	NSB Retail Systems Plc	Watchguard Technology Inc
	Dicom Group Plc	Intec Telecom Systems Plc	RoyalBlue Group Plc	Websense Inc

* Marlborough Stirling Plc was acquired by United Utilities Plc in May 2005.

LTIP performance will be assessed by the Committee on an independent basis, with the assistance of their remuneration advisers.

Directors' Remuneration Report

Benefits
Policy: market practice
The Company provides market practice benefits for executives of this level of seniority. Benefits in kind include a Company car (or allowance) for UK based directors, access to Group employee medical schemes and life assurance cover for all directors.

Pension
Policy: lower quartile
The Group operates defined contribution schemes for its executive directors, consistent with its policy for its employees. The parent company contributes up to 10% of basic salary into the UK based money purchase scheme in respect of Patrick Jolly and amounts as agreed by the Committee into a separate executive money purchase pension scheme for Steve Purdham.

During the year SurfControl Inc. provided 401k employer contributions for US based executives at the lower of 3% of annual salary or 50% of the personal contributions paid by the executive. For FY06, the contribution has been increased to the lower of 6% of annual salary or 100% of personal contributions. Personal contributions for all US employees are subject to a cap set annually by the IRS which is currently $14,000.

These schemes are administered independently of the Company or any group company. Details of contributions made by the Group on behalf of directors are given on page 31.

The Company does not anticipate the change in pension legislation in the UK on 6 April 2006 will affect its current pension provision. The Company would not, in any case, provide executives with compensation for loss of tax relief on pension contributions.

No director received any payment from Group pension arrangements in the year.

Total package value
Policy: median to upper quartile
The Company's remuneration policy is designed so that the total package value will only be upper quartile if stretching performance is achieved and bonuses are paid out and share incentives vest. The following table shows the total package value provided to the executive directors of the Company:

Name	Salary	Bonus paid during year ended 30 June 2005	Benefits in kind	Pension contribution	LTIP Award value*	Total package value
Steve Purdham	$362,000	$238,000	$25,000	$67,000	$195,138	$887,138
Simon Wilson	$308,000	$95,000	$14,000	$7,000	$139,385	$563,385
Patrick Jolly	$387,000	$137,000	$46,000	$27,000	$117,082	$714,082

* The LTIP award is an estimate of the potential intrinsic value of the award made in the year. This cost has been spread over a three-year vesting period in the profit and loss account as required by UITF 17 abstract, Employee Share Schemes. It should be noted that the value of LTIP awards is based on the profit and loss account charge, which includes an assessment of the likelihood of the performance conditions being satisfied. The actual benefit provided by the LTIP awards will only be determined three years after the date of grant, and will be based on the Company's comparative TSR performance at that point.

Directors' Remuneration Report

5. Other remuneration matters

Directors' contracts

The policy on termination is that the Company does not make payments beyond its contractual obligations. The only event where the Company may be liable to make a payment to any of the executive directors is on cessation of employment. No payment is due on either a Company takeover or liquidation. In addition, executive directors will be expected to mitigate their loss. Further, the Remuneration Committee ensures that there have been no unjustified payments for failure. None of the executive directors' contracts provides for liquidated damages. There are no special provisions contained in any of the executive directors' contracts which provide for longer periods of notice on a change of control of the Company. Further, there are no special provisions providing for additional compensation on an executive director's cessation of employment with the Company.

Director	Date of contract	Contract term	Minimum notice period	Provision for compensation over notice period
Pat Sueltz	30 June 2005	Rolling 12 months (after initial six months)	Six months by the Company in the first 12 months of employment or 12 months thereafter, and three months by the director.	Basic salary, employer pension contributions, together with such bonuses (payable pursuant to the current bonus arrangements), and the cash equivalent value of all benefits in kind or allowances for the relevant notice period.
Steve Purdham	1 March 1998	Rolling 12 months	12 months	
Simon Wilson	7 February 2000	Rolling 12 months	12 months by the Company or three months by the director.	
Patrick Jolly	28 August 2000	Rolling 12 months	12 months by the Company or six months by the director.	
Kevin Blakeman*	17 November 2000 (as varied 13 December 2001)	Rolling 12 months	12 months by the Company or three months by the director.	
Greg Lock	17 October 2000	Equivalent to the minimum notice period	Three months	Fees and all non-reimbursed expenses.
George Hayter	15 June 1998			
Jane Tozer	1 November 2003	Equivalent to the minimum notice period		
Rene Schuster	1 November 2003			

* Resigned 26 October 2004.

Non-executive directors

The Company pays the current non-executive directors, with the exception of Greg Lock, a fixed basic fee of £25,000 ($47,000). Rene Schuster and Jane Tozer also receive an additional £5,000 ($9,000) per annum for their services as Chairmen of the Remuneration and Audit Committee respectively. George Hayter receives an additional £5,000 per annum for his position as Senior Independent Director.

During the year Jane Tozer received additional fees of £5,000 in respect to her work on the LTIP and in recognition of her additional services to the Remuneration Committee. Rene Schuster agreed to forego £5,000 in fees.

Greg Lock receives a fixed basic fee of £75,000 per annum with effect from 1 January 2005, and earned fees of £67,500 ($125,000) in the financial year.

Non-executive fees are reviewed annually by a Committee of the Board consisting of the Chairman and executive directors and are set at levels, which are considered appropriate to attract and maintain individuals with requisite experience. The Chairman's fees are also reviewed annually by the Remuneration Committee without reference to the Chairman.

Directors' Remuneration Report

6. Performance graph

The graph below sets out the cumulative TSR of the Company and those companies comprising the FTSE techMARK All Share Index and the FTSE Software & Computer Services Index for the period of five years from July 2000 to June 2005. In the opinion of the Directors these are the principal equity indices used by the investment community as a benchmark for performance comparison with the Company. In addition, for information the Remuneration Committee has included the Company's performance against the comparator group used for the LTIP.



80
60
40
20
0
-20
-40
-60
-80
-100
Percentage
2000
2001
2002
2003
2004
2005
Year
SurfControl
FTSE All Share TechMark
FTSE Software and Computer Services
Comparator group

7. Interest in shares

The directors, who held office at the end of the financial year, and their immediate families, had the following interests in the shares of the Company:

	Ordinary 10p shares 30 June 2005	Ordinary 10p shares 30 June 2004
Steve Purdham	**95,000**	95,000
Pat Sueltz	**–**	–
Simon Wilson – beneficial	**2,320**	1,330
Simon Wilson – non beneficial	**1,000**	1,000
Patrick Jolly	**6,989**	3,489
Greg Lock	**17,500**	17,500
George Hayter	**9,450**	9,450
Jane Tozer	**1,936**	–
Rene Schuster	**10,000**	10,000

There were no changes in directors' interests between 30 June 2005 and the date of this report.

Directors' Remuneration Report

Audited information

1. Details of directors' emoluments

Total salary, fees, cash bonus and benefits paid to the directors in the financial year were as follows:

Name	Salary/fees 2005 $'000	Bonus 2005 $'000	Benefits in kind 2005 $'000	Total 2005 $'000	Total 2004 $'000	Total 2003 $'000
Steve Purdham*	362	238	25	625	527	454
Pat Sueltz (appointed 30 June 2005)	–	–	–	–	–	–
Simon Wilson	308	95	14	417	444	469
Patrick Jolly	387	137	46	570	519	459
Kevin Blakeman (resigned 26 October 2004)	77	33	4	114	368	373
Greg Lock	125	–	–	125	89	40
George Hayter	56	–	–	56	49	40
Jane Tozer	65	–	–	65	35	–
Rene Schuster	47	–	–	47	35	–
Rob Barrow (resigned 1 November 2003)	–	–	–	–	47	158
Simon Acland (resigned 1 November 2003)	–	–	–	–	14	40
	1,427	503	89	2,019	2,127	2,033

* Highest paid director

Included in benefits for Steve Purdham is $22,000 for a car allowance (2004: $21,000) which was chargeable to UK income tax. No other director received an expense allowance in the year.

The amounts shown in the above table of directors' emoluments for Simon Acland represent payments to Quester Services Limited who employed him as a director.

2. Pensions

Details of pension contributions made by the Group on behalf of directors are given below:

Executive	2005 $'000	2004 $'000	2003 $'000
Steve Purdham	67	63	54
Pat Sueltz	–	–	–
Simon Wilson	7	4	6
Patrick Jolly	27	17	16
Kevin Blakeman	1	7	7
	102	91	83

Directors' Remuneration Report

3. Share options

The following table shows the movement in the number of share options held by directors during the year under review.

Name	Exercise price	Exercise period	1 July 2004	Granted in the year	Lapsed in the year	Exercised in the year	**30 June 2005**
Steve Purdham	331p	15/7/00–15/7/09	150,000	–	–	–	**150,000**
	434p	30/11/00–29/11/09	150,000	–	–	–	**150,000**
	849p	14/6/01–13/6/10	160,000	–	–	–	**160,000**
	365p	30/6/02–29/6/11	150,000	–	–	–	**150,000**
	421p	3/7/03–2/7/12	160,000	–	–	–	**160,000**
	647.50p	2/7/05–1/7/13	100,000	–	(100,000)	–	**–**
Steve Purdham – non beneficial	321p	5/10/00–4/10/09	3,000	–	–	–	**3,000**
	849p	14/6/01–13/6/10	3,200	–	–	–	**3,200**
Pat Sueltz	475p	30/6/06–29/6/15	–	300,000	–	–	**300,000**
Simon Wilson	849p	21/2/01–20/2/10	180,000	–	–	–	**180,000**
	365p	30/6/02–29/6/11	12,500	–	–	–	**12,500**
	421p	3/7/03–2/7/12	50,000	–	–	–	**50,000**
	647.50p	2/7/05–1/7/13	60,000	–	(60,000)	–	**–**
Patrick Jolly	849p	10/9/01–9/9/10	260,000	–	–	–	**260,000**
	365p	30/6/02–29/6/11	12,500	–	–	–	**12,500**
	421p	3/7/03–2/7/12	40,000	–	–	–	**40,000**
	647.50p	2/7/05–1/7/13	60,000	–	(60,000)	–	**–**
Kevin Blakeman	321p	5/10/00–4/10/09	6,000	–	–	–	**6,000**
	849p	9/2/01–8/2/10	8,000	–	–	–	**8,000**
	849p	14/6/01–13/6/10	12,000	–	–	–	**12,000**
	738p	29/11/01–28/11/10	85,000	–	–	–	**85,000**
	365p	30/6/02–29/6/11	12,500	–	–	–	**12,500**
	421p	3/7/03–2/7/12	40,000	–	–	–	**40,000**
	647.5p	2/7/05–1/7/13	60,000	–	(60,000)	–	**–**
George Hayter	849p	9/2/01–8/2/10	800	–	–	–	**800**

The closing middle market price of the Company's shares at the end of the financial year was £4.59 and ranged between £4.59 and £6.75 during the year. The performance conditions applying to these options are described in the Share incentives section above.

Directors' Remuneration Report

4. LTIP
The maximum number of nil-cost shares that have currently been allocated to executive directors under the LTIP are as follows:

Name	1 July 2004	Granted in the year	Released in the year	Lapsed in the year	**30 June 2005**	First vesting dates 21 October 2007	30 June 2008
Steve Purdham	–	72,227	–	–	**72,227**	72,227	–
Pat Sueltz	–	105,727	–	–	**105,727**	–	105,727
Simon Wilson	–	51,591	–	–	**51,591**	51,591	–
Patrick Jolly	–	43,336	–	–	**43,336**	43,336	–

LTIP awards were granted to Steve Purdham, Simon Wilson and Patrick Jolly on 21 October 2004. The closing middle market price on the day immediately preceding the grant was £5.815. LTIP shares were granted to Pat Sueltz on 30 June 2005. The closing middle market price on the day immediately preceding the grant was £4.75.

The performance period is three years from the grant date in respect of all LTIP allocations and the performance conditions applying to these awards are described in the Share incentives section above.

Rene Schuster
Chairman of the Remuneration Committee
5 September 2005

Independent Auditors' Report to the Members of SurfControl Plc

We have audited the financial statements on pages 35 to 62. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Report and the Directors' Remuneration Report. As described on page 16, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the Corporate Governance Statement on pages 18 to 22 reflects the Company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the Corporate Governance Statement and the unaudited part of the Directors' Remuneration Report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion
In our opinion:

› The financial statements give a true and fair view of the state of affairs of the company and the group as at 30 June 2005 and of the profit of the group for the year then ended.
› The financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
St James Square
Manchester M2 6DS
5 September 2005

Group Profit and Loss Account

for the year ended 30 June

	Notes	2005 $'000	2004 $'000	2003 $'000
Turnover	2	**97,838**	87,335	73,232
Cost of sales		**(1,746)**	(1,393)	(723)
Gross profit		**96,092**	85,942	72,509
Selling and distribution		**(47,353)**	(44,025)	(39,740)
Research and development		**(12,964)**	(9,678)	(7,530)
General and administrative		**(19,049)**	(16,813)	(14,580)
Amortisation of intangible assets and depreciation	6,9,10	**(10,119)**	(3,148)	(2,779)
Equity based compensation	15,17	**181**	(49)	(487)
Exceptional item – onerous lease	3	**(1,648)**	–	–
Total administrative expenses		**(43,599)**	(29,688)	(25,376)
Operating profit		**5,140**	12,229	7,393
Proceeds from disposal of business		**–**	311	381
Profit on ordinary activities before interest and taxation		**5,140**	12,540	7,774
Net interest receivable and similar items	7	**2,481**	1,859	1,105
Profit on ordinary activities before taxation		**7,621**	14,399	8,879
Tax on profit on ordinary activities	8	**(1,176)**	(2,862)	(2,516)
Profit on ordinary activities after taxation and retained profit for the period	17,18	**6,445**	11,537	6,363
Basic earnings per ordinary share (cents)	4	**21.3**	37.3	20.9
Diluted earnings per share (cents)	4	**20.9**	36.0	20.8

There is no material difference between the reported results and the results calculated on an historical cost basis.
All results are from continuing activities except for proceeds from disposal of business.
An unaudited reconciliation between the Group profit on ordinary activities after taxation and EBITDA is shown on page 63.

Group Statement of Total Recognised Gains and Losses

for the year ended 30 June

	Notes	2005 $'000	2004 $'000	2003 $'000
Profit for the year		**6,445**	11,537	6,363
Unrealised exchange difference on translation	17,18	**(118)**	3,355	1,095
Total recognised gains and losses relating to the financial year		**6,327**	14,892	7,458

The notes on pages 40 to 62 form part of these financial statements.

Group Balance Sheet

as at 30 June 2005

	Notes	2005 $'000	2004 $'000	2003 $'000
Fixed assets				
Intangible assets	9	**9,768**	12,554	–
Tangible assets	10	**3,863**	4,065	3,268
		13,631	16,619	3,268
Investments	11	**31**	31	29
		13,662	16,650	3,297
Current assets				
Stocks		**–**	69	–
Debtors	12	**32,570**	31,681	24,138
Cash at bank and in hand	23	**89,044**	87,477	61,707
		121,614	119,227	85,845
Creditors: amounts falling due within one year	13	**(74,983)**	(72,226)	(52,241)
Net current assets		**46,631**	47,001	33,604
Total assets less current liabilities		**60,293**	63,651	36,901
Creditors: amount falling due after more than one year	14	**(27,835)**	(26,001)	(16,742)
Provisions for liabilities and charges	15	**(161)**	(446)	(540)
		32,297	37,204	19,619
Capital and reserves				
Called up share capital	16,17	**5,032**	5,027	4,946
Share premium account	17	**3,987**	3,803	79
Capital redemption reserve	17	**882**	882	882
Profit and loss account	17	**22,396**	27,492	13,712
Shareholders' funds	18	**32,297**	37,204	19,619
Shareholders' funds comprise:				
Equity shareholders' funds		**32,297**	37,204	19,619

Approved by the Board of directors on 5 September 2005 and signed on its behalf by:



Steve Purdham, Director



Simon Wilson, Director

The notes on pages 40 to 62 form part of these financial statements.

Company Balance Sheet

as at 30 June 2005

	Notes	2005 $'000	2004 $'000	2003 $'000
Fixed assets				
Intangible assets	9	**9,768**	11,911	–
Tangible assets	10	**1,438**	1,426	1,308
		11,206	13,337	1,308
Investments	11	**178,489**	199,754	187,208
		189,695	213,091	188,516
Current assets				
Debtors	12	**8,950**	15,993	5,714
Cash at bank and in hand		**58,358**	55,630	36,503
		67,308	71,623	42,217
Creditors: amounts falling due within one year	13	**(42,021)**	(38,462)	(14,222)
Net current assets		**25,287**	33,161	27,995
Total assets less current liabilities		**214,982**	246,252	216,511
Creditors: amount falling due after more than one year	14	**(12,949)**	(12,577)	(3,880)
Provisions for liabilities and charges	15	**(161)**	(446)	(540)
		201,872	233,229	212,091
Capital and reserves				
Called up share capital	16,17	**5,032**	5,027	4,946
Share premium account	17	**3,987**	3,803	79
Merger reserve	17	**130,407**	130,407	130,407
Capital redemption reserve	17	**882**	882	882
Profit and loss account	17	**61,564**	93,110	75,777
Shareholders' funds		**201,872**	233,229	212,091
Shareholders' funds comprise:				
Equity shareholders' funds		**201,872**	233,229	212,091

Approved by the Board of directors on 5 September 2005 and signed on its behalf by:



Steve Purdham, Director



Simon Wilson, Director

The notes on pages 40 to 62 form part of these financial statements.

Group Statement of Cash Flows

for the year ended 30 June

	Notes	2005 $'000	2004 $'000	2003 $'000
Net cash inflow from operating activities	21	**23,120**	32,637	24,093
Returns on investments and servicing of finance	22	**2,627**	1,792	741
Taxation		**(1,679)**	(5,536)	(1,048)
Capital expenditure and financial investment				
Purchase of tangible fixed assets		**(2,194)**	(2,267)	(1,633)
Purchase of investments		–	–	(19)
Sale of tangible fixed assets		–	17	28
Net cash outflow from capital expenditure and financial investment		**(2,194)**	(2,250)	(1,624)
Acquisitions and disposals				
Business acquisitions		**(8,725)**	(8,910)	–
Cash acquired with subsidiary undertaking		–	120	–
Proceeds from disposal of business		–	311	381
Net cash (outflow)/inflow from acquisitions and disposals		**(8,725)**	(8,479)	381
Net cash inflow before management of liquid resources and financing		**13,149**	18,164	22,543
Management of liquid resources	23	**2,550**	(7,470)	(15,620)
Financing				
Proceeds from share issue		**245**	3,750	1,271
Purchase of own shares for treasury		**(11,798)**	(839)	–
Net repayment of capital element of finance leases	23	**(19)**	(38)	(45)
Net cash (outflow)/inflow from financing		**(11,572)**	2,873	1,226
Increase in cash in the period	23	**4,127**	13,567	8,149

The notes on pages 40 to 62 form part of these financial statements.

Reconciliation of Net Cash Flow to Movements in Net Funds

for the year ended 30 June

	Notes	2005 $'000	2004 $'000	2003 $'000
Increase in cash in the period		**4,127**	13,567	8,149
Cash outflow from decrease in debt and lease financing	23	**19**	38	45
Net transfers from liquid resources	23	**(2,550)**	7,470	15,620
Change in net funds resulting from cash flows	23	**1,596**	21,075	23,814
Difference on translation	23	**(10)**	4,727	2,477
Movement in net funds in the period		**1,586**	25,802	26,291
Net funds at 1 July 2004/1 July 2003/1 July 2002	23	**87,436**	61,634	35,343
Net funds at 30 June 2005/30 June 2004/30 June 2003	23	**89,022**	87,436	61,634

The notes on pages 40 to 62 form part of these financial statements.

Notes to the Financial Statements

for the year ended 30 June 2005

1. Accounting policies

The following principal accounting policies have been applied consistently in dealing with items considered material in relation to the Group's financial statements.

Accounting convention

The financial statements are prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

The functional currency of the Group is US dollars as the majority of the Group's business is conducted in the United States and accordingly amounts in the financial statements are denominated in that currency.

Basis of consolidation

The Group financial statements consolidate the financial statements of SurfControl plc and its subsidiary undertakings made up to 30 June 2005. Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired in the year are included in the Consolidated Profit and Loss Account from the date of acquisition.

Under section 230 (4) of the Companies Act 1985 the Company is exempt from the requirements to present its own profit and loss account.

Turnover and deferred income

Turnover represents the value of goods and services (net of VAT and other regional sales tax) delivered in the normal course of business. Turnover from software and appliance perpetual licence sales is recognised once the licence is delivered, all significant obligations in relation to the sale have been fulfilled, and where the sales price is fixed and determinable. Sales made via channel partners are neither invoiced, nor recognised as turnover, until the product or service is delivered to the end customer. Turnover from the following items are recognised over the relevant period of the contract on a straight-line basis: software/appliance support and maintenance, threat database subscriptions, Cyber Patrol home product subscriptions, and OEM contract licences. Turnover from services is recognised upon completion. Where the proportion of the total sale price attributable to different elements of the sale is not specifically identified, an estimate is made based upon the published list prices for each of the individual elements.

Deferred income represents the value of goods and services (net of VAT and other regional sales tax) that has been invoiced but not considered delivered or completed, plus the unrecognised portion of turnover from software/appliance support and maintenance, threat database subscriptions, Cyber Patrol home product subscriptions, and OEM contract licences. Deferred income is carried forward within creditors, and released to turnover in the Profit and Loss Account in future periods on a straight-line basis.

Research and development

All research and development expenditure is written off as incurred.

Technical support

All pre- and post-sales support expenditure is written off as incurred.

Taxation

The charge for taxation is based on the profit for the year, and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

Pensions

The Group operates a number of defined contribution pension schemes, the assets of which are held separately from those of the Group in independently administered funds. Contributions are charged to the Profit and Loss Account as incurred.

Equity compensation

The employment tax charge arising on the future potential exercise of Inland Revenue unapproved options and LTIP shares is charged to the Profit and Loss Account over the period from the date of grant to the date the equity based benefits unconditionally vest. The charge is based upon the difference between the grant price and the closing middle market price at the balance sheet date. Provision is also made for the intrinsic value of LTIP shares, which is charged to the Profit and Loss Account over the vesting period (which is the same as the performance period) and credited to reserves.

1. Accounting policies *continued*

Intangible assets and goodwill

Intangible assets include the fair value of acquired intellectual property and goodwill. Acquired goodwill (representing the excess of the fair value of the consideration and associated costs over the fair value of the separable net assets acquired) arising on consolidation is capitalised. Acquired intellectual property is also capitalised, where in the opinion of the directors it satisfies the recognition criteria given in FRS 10, Goodwill and Intangible Assets. Acquired intellectual property and positive goodwill is amortised to nil by equal annual instalments over its estimated useful economic life, unless impaired, in which case it is written down to its recoverable amount. For acquisitions to date, the estimated useful economic life of these assets has been two years.

On the subsequent disposal or termination of the business, the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill.

Tangible fixed assets and depreciation

Tangible fixed assets are recorded at cost. The carrying value of such assets is written down by the amount of any impairment, and the loss is recognised in the Profit and Loss Account in the period in which this occurs.

Included within tangible fixed assets are the project costs associated with the construction of various software and hardware systems for use within the Group's internal systems. Cost includes basic salary, related employer tax costs, and travel expenses for computer engineers, for the duration of the development stage of the application. Also included in the asset cost is any related external consultancy or engineering fees. All costs relating to initial planning or aborted projects are written off to Profit and Loss Account as incurred.

Assets in the course of construction are not depreciated until they are completed, at which time the final asset cost is transferred to Computer equipment and software or Fixtures and fittings.

Depreciation is provided at rates calculated to write off the cost less the estimated residual value of tangible fixed assets over their estimated useful economic lives as follows:

Computer equipment and software	– over 3 years
Motor vehicles	– over 4 years
Fixtures and fittings	– over 5 years

Investments

Fixed asset investments, which principally relate to the Company's investment in subsidiary undertakings, are stated at cost less any provisions for impairment in value.

Cash and liquid resources

Cash, for the purpose of the cash flow statement, comprises cash in hand, deposits repayable on demand and investments in instant access money market managed funds. Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. Liquid resources comprise term deposits of one year or less and certificates of deposit.

Notes to the Financial Statements

for the year ended 30 June 2005

1. Accounting policies *continued*

Leasing and hire purchase commitments

Assets held under finance leases and hire purchase contracts are capitalised in the balance sheet and are depreciated over their useful lives. The corresponding liability for the capital element is recorded as borrowings, and the interest element of the rental obligations is charged to the Profit and Loss Account over the period of the lease on a straight-line basis.

Rentals paid under operating leases are charged to the Profit and Loss Account on a straight-line basis over the lease term.

Provision is made for onerous leases relating to vacant properties.

Foreign currencies

Monetary assets and liabilities of each entity denominated in currencies other than the functional currency of the Group are translated at the rates of exchange ruling at the balance sheet date. Transactions in such currencies are recorded at the average rate ruling during the period of the transaction.

Exchange differences arising from the translation of the opening net assets of entities which principally operate in currencies other than US dollars to the exchange rate ruling at the balance sheet date, and the difference between the profit and loss accounts of such entities translated at an average rate and at the closing rate, are recorded as movements on reserves.

All other differences are taken to the Profit and Loss Account.

Relevant rates of exchange were:

Balance sheet rate of exchange (US dollar to local currency)	2005	2004	2003
UK sterling	**1.79**	1.81	1.65
Euro	**1.21**	1.22	1.15
Australian dollar	**0.76**	0.70	0.67
Chinese yuan	**0.12**	0.12	n/a
Japanese yen	**0.009**	n/a	n/a
Israeli shekel	**0.22**	n/a	n/a

Profit and loss average rate of exchange (US dollar to local currency)	2005	2004	2003
UK sterling	**1.86**	1.74	1.58
Euro	**1.27**	1.19	1.05
Australian dollar	**0.75**	0.71	0.59
Chinese yuan	**0.12**	0.12	n/a
Japanese yen	**0.009**	n/a	n/a
Israeli shekel	**0.23**	n/a	n/a

Notes to the Financial Statements

for the year ended 30 June 2005

2. Segmental analysis

Analysis by geographical area

A geographical analysis of the Group's turnover, profit/ (loss) before interest and tax, and net assets/(liabilities) is as follows:

Turnover by destination	2005 $'000	2004 $'000	2003 $'000
United Kingdom	**19,305**	15,778	11,792
Mainland Europe	**8,920**	7,357	4,493
North America	**59,845**	57,395	52,381
Rest of the world	**9,768**	6,805	4,566
	97,838	87,335	73,232

Turnover by origin	2005 $'000	2004 $'000	2003 $'000
United Kingdom	**22,895**	19,108	14,572
Mainland Europe	**7,229**	5,553	3,384
North America	**59,777**	57,216	52,553
Rest of the world	**7,937**	5,458	2,723
	97,838	87,335	73,232

Profit /(loss) before interest and tax	2005 $'000	2004 $'000	2003 $'000
United Kingdom	**(1,505)**	5,679	6,111
Mainland Europe	**814**	(87)	28
North America	**5,573**	9,332	51
Rest of the world	**258**	(2,384)	1,584
	5,140	12,540	7,774

Net assets/(liabilities)	2005 $'000	2004 $'000	2003 $'000
United Kingdom	**(12,952)**	(27,485)	(10,396)
Mainland Europe	**(4,223)**	(4,508)	(2,517)
North America	**(34,014)**	(14,767)	(27,304)
Rest of the world	**(5,536)**	(3,472)	(1,798)
	(56,725)	(50,232)	(42,015)
Head office and central administration	**89,022**	87,436	61,634
	32,297	37,204	19,619

Profit/(loss) before interest and tax and net assets/(liabilities) incorporate the effect of the Group's transfer pricing arrangements. These adjustments primarily consist of intra-group recharges arising from the location of intellectual property.

Head office and central administration net assets comprise cash balances of $89,044,000 and finance lease obligations of $22,000 at 30 June 2005. (2004: Cash balances $87,477,000, Finance lease obligations $41,000) (2003: Cash balances $61,707,000, Finance lease obligations $73,000).

Notes to the Financial Statements

for the year ended 30 June 2005

2. Segmental analysis *continued*

Analysis by product group

During the current and preceding financial years the Group had one product group and one class of business, the development and sale of Internet security products.

Analysis by continuing operations

The Company acquired technology and certain assets from Apreo Limited on 28 February 2005. It is not possible to separately identify the post acquisition profit before tax and interest relating to the acquired technology assets because they were immediately integrated with other like Group operations. Intangible asset amortisation of $1,173,000 has been charged to the UK segmental results shown above in respect of this acquisition.

3. Exceptional item – onerous lease charge

	2005 $'000	2004 $'000	2003 $'000
Rent on vacant offices	**1,648**	–	–

During the year SurfControl, Inc, the Company's principal subsidiary, vacated its offices for alternative accommodation in Scott's Valley, California. Vacant possession of the premises has been retained until September 2006, or until such time as the remaining unexpired lease is assigned. An amount equivalent to the rent accruing over the remaining lease term, together with related costs, was written off to the Profit and Loss Account in the year.

4. Earnings per share

Basic and diluted earnings per ordinary share are calculated as follows:

	2005 $'000	2004 $'000	2003 $'000
Profit on ordinary activities after taxation (for basic and diluted earnings per share)	**6,445**	11,537	6,363
Basic weighted average ordinary shares in issue	**30,326,066**	30,974,588	30,426,265
Dilutive effect of share options and long-term incentive share rights	**448,147**	1,036,691	192,885
Diluted weighted average ordinary shares in issue	**30,774,213**	32,011,279	30,619,150
Basic earnings per ordinary share (cents)	**21.3**	37.3	20.9
Diluted earnings per ordinary share (cents)	**20.9**	36.0	20.8

Own shares held by the Company of 1,195,000 (2004: 106,000) (2003: nil) have been treated as cancelled for the purpose of the earnings per share calculation.

Notes to the Financial Statements

for the year ended 30 June 2005

5. Staff costs

	2005 $'000	2004 $'000	2003 $'000
Wages and salaries	**40,579**	35,077	31,287
Social security costs	**3,561**	3,221	2,964
Other pension costs (note 20)	**1,055**	1,013	845
	45,195	39,311	35,096

Staff costs include directors' remuneration which is analysed further in the Directors' Remuneration report on page 23.

The average monthly number of employees during the year was:

	2005	2004	2003
Selling and distribution	**298**	270	245
Research and development	**141**	119	108
Administration	**79**	75	75
	518	464	428

6. Operating profit

	2005 $'000	2004 $'000	2003 $'000
Operating profit is arrived at after charging:			
Depreciation:			
Owned assets	**2,272**	1,754	1,580
Assets held under finance leases and hire purchase contracts	**36**	43	47
Loss on disposal of fixed assets	**23**	31	109
Amortisation of intangible assets	**7,811**	1,351	1,152
Auditors' remuneration	**324**	296	284
Other fees payable to the auditors and their associates:			
Further assurance services	**104**	77	67
Tax advisory services	**383**	547	419
Other non-audit services	**8**	2	9
Operating lease rentals:			
Equipment and vehicles	**63**	115	105
Land and buildings (including onerous lease charge – note 3)	**4,441**	2,703	2,572

Other fees payable to the auditors and their associates in the year include tax advisory fees which primarily relate to tax compliance, co-ordination and planning. Further assurance services in the year mainly relate to fees for review of the Group's unaudited interim and quarterly financial statements, together with advice in respect to transition to International Financial Reporting Standards. In addition, amounts paid to the auditors in connection with acquisition due diligence that have been capitalised was $28,000 (2004: $124,000) (2003: $nil).

Auditors' remuneration for audit services includes $111,000 (2004: $100,000) (2003: $93,000) in respect of the parent company.

Notes to the Financial Statements

for the year ended 30 June 2005

7. Net interest receivable and similar items

	2005 $'000	2004 $'000	2003 $'000
Bank and bank loan interest payable	**(2)**	(3)	(2)
Finance lease and hire purchase interest payable	**(4)**	(8)	(10)
Other interest payable	**(23)**	(9)	(40)
	(29)	(20)	(52)
Bank interest receivable	**2,510**	1,879	1,157
Net interest receivable	**2,481**	1,859	1,105

8. Taxation on ordinary activities

	2005 $'000	2004 $'000	2003 $'000
US Federal and state tax	**(509)**	(669)	(1,927)
Non US Corporation tax	**1,047**	(4,847)	(3,729)
Adjustments in respect of previous years	**432**	222	(136)
Total current tax credit/(charge)	**970**	(5,294)	(5,792)
Deferred tax	**(2,146)**	2,432	3,276
Total tax charge	**(1,176)**	(2,862)	(2,516)

Deferred tax assets have been recognised in respect of tax losses that are more likely than not to be utilised in the foreseeable future and other timing differences existing at the financial year end. The total current tax charge in the year is lower than that implied by the standard rate of corporation tax in the United Kingdom of 30%. The differences are explained below:

Reconciliation of total current tax charge	2005 $'000	2004 $'000	2003 $'000
Profit on ordinary activities before taxation	**7,621**	14,399	8,879
Tax charge on profit on ordinary activities implied by the UK standard rate of 30%	**2,286**	4,320	2,664
Factors affecting the tax charge:			
Expenses not deductible for tax purposes on a permanent basis	**135**	(37)	778
Other short-term timing differences	**(3,464)**	(2,332)	3,941
Adjustment to tax charge in respect of prior years	**(432)**	(222)	136
Deferral of tax losses arising in the year	**1,135**	3,730	90
Utilisation of prior year tax losses in the year	**(630)**	(165)	(1,817)
Total current tax (credit)/charge	**(970)**	5,294	5,792

A reconciliation to the deferred tax assets balance carried in the Group balance sheet and shown in note 12 is given below:

	$'000
Deferred tax assets at 1 July 2004	6,680
Deferred tax charge from above	(2,146)
Exchange differences arising in the year	(6)
Deferred tax assets at 30 June 2005	**4,528**

Notes to the Financial Statements

for the year ended 30 June 2005

9. Intangible assets

Group	Goodwill $'000	Intellectual property $'000	Total $'000
Cost:			
At 1 July 2004	711	13,194	13,905
Arising from current year acquisitions (a)	7	7,000	7,007
Arising from prior year acquisitions (b)	(174)	(1,808)	(1,982)
At 30 June 2005	**544**	**18,386**	**18,930**
Amortisation:			
At 1 July 2004	(68)	(1,283)	(1,351)
Provided during the year	(476)	(7,335)	(7,811)
At 30 June 2005	**(544)**	**(8,618)**	**(9,162)**
Net book value at 30 June 2005	**–**	**9,768**	**9,768**
Net book value at 30 June 2004	643	11,911	12,554
Net book value at 30 June 2003	–	–	–

Further details of the consideration given for acquisitions and the provisional fair value of net assets acquired is given in (a) and (b) below.

The intellectual property relates to the written down value of the following acquired technologies:

	$'000
Spyware and extended threat protection technology (acquired February 2005 – see (a) on page 48)	5,834
Linux based appliance technology (acquired April 2004 – see (b) on page 48)	3,934
	9,768

Company	Intellectual property $'000
Cost:	
At 1 July 2004	13,194
Arising from current year acquisitions (a)	7,000
Arising from prior year acquisitions (b)	(1,808)
At 30 June 2005	**18,386**
Amortisation:	
At 1 July 2004	(1,283)
Provided during the year	(7,335)
At 30 June 2005	**(8,618)**
Net book value at 30 June 2005	**9,768**
Net book value at 30 June 2004	11,911
Net book value at 30 June 2003	–

Notes to the Financial Statements

for the year ended 30 June 2005

9. Intangible assets *continued*

(a) Acquisition of Spyware and extended threat protection technology and software engineering unit

On 28 February 2005 the Group completed the purchase of Spyware and extended threat protection technology from Apreo Ltd, a company incorporated in Israel, together with assets relating to a software engineering unit based in Israel. The aggregate consideration was $7,017,000, comprising $6,902,000 purchase consideration and acquisition costs of $115,000. Included in the purchase consideration is deferred consideration of $70,000 in respect to a sales related earn-out that may be payable in February 2006.

An analysis of the book and provisional fair value of assets and liabilities is given below:

	Book value $'000	Fair value adjustment $'000	Provisional fair values $'000
Intellectual property	–	–	7,000
Net assets of Israeli based software engineering operation:			
Fixed assets	17	(7)	10
Net assets			10
Total provisional fair value of net assets of Israeli operation and intellectual property			7,010
Acquisition cost (1)			7,017
Goodwill (written off in the year)			7
(1) Acquisition cost was settled by:			
Cash consideration including costs.			6,947
Deferred consideration (payable in cash or treasury shares)			70
			7,017

The software engineering operation in Israel had no reported profit or loss in current prior periods as it formed part of Apreo Limited.

(b) Adjustments to the carrying value of goodwill and appliance technology

During the fourth quarter the Group finalised the value of an earn-out in respect to the acquisition of appliance technology acquired from SecureM, Inc and its China based sales and distribution operation. The estimated earnout of $3,123,000 at 30 June 2004 was reduced by $1,808,000 to $1,315,000. As at 30 June 2005 the amount of the earn-out that remained payable was $589,000. During the fourth quarter the Group also made completion and hindsight period adjustments in respect to the provisional fair value of assets and liabilities of the sales and distribution operation. These adjustments amounted to a reduction in acquired net liabilities, and of acquired goodwill of $174,000. The adjustments related to payroll compensation and general accruals.

Notes to the Financial Statements

for the year ended 30 June 2005

10. Tangible fixed assets

Group	Computer equipment and software $'000	Construction in progress $'000	Fixtures and fittings $'000	Motor vehicles $'000	Total $'000
Cost:					
At 1 July 2004	6,318	509	2,675	96	9,598
Exchange adjustment	(24)	1	(13)	(1)	(37)
Additions	1,352	47	726	–	2,125
Acquisition of business undertaking	10	–	–	–	10
Disposals	(872)	–	(226)	–	(1,098)
Reclassification	571	(534)	(37)	–	–
At 30 June 2005	**7,355**	**23**	**3,125**	**95**	**10,598**
Depreciation:					
At 1 July 2004	4,007	–	1,441	85	5,533
Exchange adjustment	(30)	–	(15)	(3)	(48)
Provided during the year	1,688	–	607	13	2,308
Disposals	(854)	–	(204)	–	(1,058)
At 30 June 2005	**4,811**	**–**	**1,829**	**95**	**6,735**
Net book value at 30 June 2005	**2,544**	**23**	**1,296**	**–**	**3,863**
Net book value at 30 June 2004	2,311	509	1,234	11	4,065
Net book value at 30 June 2003	1,904	333	996	35	3,268

Company	Computer equipment and software $'000	Construction in progress $'000	Fixtures and fittings $'000	Motor vehicles $'000	Total $'000
Cost:					
At 1 July 2004	2,400	88	1,188	96	3,772
Exchange adjustment	(57)	1	(26)	(1)	(83)
Additions	765	22	235	–	1,022
Reclassification	74	(87)	13	–	–
At 30 June 2005	**3,182**	**24**	**1,410**	**95**	**4,711**
Depreciation:					
At 1 July 2004	1,424	–	837	85	2,346
Exchange adjustment	(42)	–	(19)	(3)	(64)
Provided during the year	733	–	245	13	991
Reclassification	(3)	–	3	–	–
At 30 June 2005	**2,112**	**–**	**1,066**	**95**	**3,273**
Net book value at 30 June 2005	**1,070**	**24**	**344**	**–**	**1,438**
Net book value at 30 June 2004	976	88	351	11	1,426
Net book value at 30 June 2003	744	–	535	29	1,308

Notes to the Financial Statements

for the year ended 30 June 2005

10. Tangible fixed assets *continued*

Assets held under finance lease agreements included within tangible assets were as follows:

Group	Motor vehicles $'000	Fixtures and fittings $'000
Net book value at 30 June 2005	**–**	**25**
Net book value at 30 June 2004	11	48
Net book value at 30 June 2003	32	64

Depreciation charged on fixed assets held under finance lease arrangements was as follows: motor vehicles $13,000 (2004: $11,000) (2003: $29,000) and on fixtures and fittings $23,000 (2004: $22,000) (2003: $20,000).

Company	Motor vehicles $'000	Fixtures and fittings $'000
Net book value at 30 June 2005	**–**	**25**
Net book value at 30 June 2004	11	48
Net book value at 30 June 2003	32	64

Depreciation charged on fixed assets held under finance leases was as for Group.

11. Investments

Group	**2005 $'000**	2004 $'000	2003 $'000
Equity investments:			
At 1 July 2004/1 July 2003/1 July 2002	**31**	29	7
Additions	**–**	–	22
Exchange adjustment	**–**	2	–
Equity investments at 30 June 2005/30 June 2004/30 June 2003	**31**	31	29

11. Investments *continued*

Equity investments, which are stated at cost, wholly relate to bond holdings required by Austrian law to cover severance obligations towards employees based in that country, payable in the event of a compulsory winding up of SurfControl GmbH.

Company	2005 $'000	2004 $'000	2003 $'000
Investments in subsidiary undertakings:			
At 1 July 2004/1 July 2003/1 July 2002	**59,045**	59,045	55,032
Transfers	**116,211**	–	4,013
Share subscriptions	**326**	–	–
At 30 June 2005/30 June 2004/30 June 2003	**175,582**	59,045	59,045
Amounts owed by subsidiary undertakings:			
At 1 July 2004/1 July 2003/1 July 2002	**140,709**	128,163	131,427
Transfers	**(116,211)**	(3,291)	(4,013)
Net (reduction)/addition	**(21,591)**	15,837	749
At 30 June 2005/30 June 2004/30 June 2003	**2,907**	140,709	128,163
Total investments in subsidiaries	**178,489**	199,754	187,208

Amounts owed by subsidiary undertakings are included within investments where the subsidiary and the Company have agreed that the debt will not be settled in the foreseeable future. During the year $116,211,000 owed by SurfControl, Inc to the Company was converted into share equity and certain long-term amounts owed by subsidiary undertakings were settled by way of assignment of other inter-company debts around the Group.

The subsidiary undertakings, included in the Group accounts at 30 June 2005, are as shown below. All of these subsidiary undertakings with the exception of Beijing Messagesoft Technology Co,. Ltd,. ("MessageSoft") are directly and wholly owned. The Company, under the terms of its sale and purchase agreement with SecureM, Inc. has control over the operational and financial policies of MessageSoft, and accordingly MessageSoft has been accounted for as a subsidiary of the Group. All companies, including MessageSoft, are engaged in the Internet security market with the exception of SurfControl Share Scheme Trustees Limited which is dormant.

Subsidiary name	Country of incorporation
SurfControl Inc	United States
SurfControl GmbH[1]	Austria
SurfControl BV	Holland
SurfControl Pty Limited	Australia
SurfControl (Japan) Limited	United Kingdom
SurfControl (Israel) Limited	United Kingdom
SurfControl (China) Limited	United Kingdom
SurfControl Share Scheme Trustees Limited	United Kingdom
Beijing SurfControl Network Security Co.,Ltd.,	Peoples' Republic of China
Beijing Messagesoft Technology Co.,Ltd.,	Peoples' Republic of China

1 The results of SurfControl GmbH, a company incorporated in Austria, include those of its wholly owned subsidiary SurfControl GmbH, a company incorporated in Germany, engaged in the business of Internet security products.

Notes to the Financial Statements

for the year ended 30 June 2005

12. Debtors

Group	2005 $'000	2004 $'000	2003 $'000
Trade debtors	**22,299**	20,524	17,647
Other debtors	**92**	27	64
Taxation recoverable	**2,223**	1,475	–
Deferred tax assets	**4,528**	6,680	4,184
Prepayment and accrued income	**3,428**	2,975	2,243
	32,570	31,681	24,138

Deferred tax assets are analysed as follows:

	2005 $'000	2004 $'000	2003 $'000
Trading losses	**3,132**	6,212	3,204
Deferred income	**674**	–	555
Accelerated capital allowances	**353**	318	289
Short-term timing differences	**369**	150	136
	4,528	6,680	4,184

Company	2005 $'000	2004 $'000	2003 $'000
Trade debtors	**6,111**	4,652	4,201
Other debtors	**3**	6	14
Taxation recoverable	**867**	–	–
Deferred tax assets	**722**	395	425
Prepayment and accrued income	**1,247**	1,356	1,074
Amounts owed by subsidiary undertakings	–	9,584	–
	8,950	15,993	5,714

Deferred tax assets are analysed as follows:

	2005 $'000	2004 $'000	2003 $'000
Accelerated capital allowances	**353**	318	289
Short-term timing differences	**369**	77	136
	722	395	425

Notes to the Financial Statements

for the year ended 30 June 2005

13. Creditors: amounts falling due within one year:

Group	2005 $'000	2004 $'000	2003 $'000
Trade creditors	**2,284**	2,770	1,966
Corporation tax	**3,992**	5,971	4,709
Taxes and social security costs	**2,268**	2,004	1,527
Other creditors	**–**	308	–
Accruals	**8,721**	7,995	6,456
Deferred income	**57,040**	49,036	37,542
Obligations under finance leases and hire purchase contracts	**19**	19	41
Deferred consideration on acquisition of business undertakings	**659**	4,123	–
	74,983	72,226	52,241

Company	2005 $'000	2004 $'000	2003 $'000
Trade creditors	**852**	1,532	776
Corporation tax	**1,209**	4,147	1,989
Taxes and social security costs	**1,326**	1,172	1,069
Accruals	**1,967**	2,301	1,739
Amounts owed to subsidiary undertakings	**22,827**	14,490	1,162
Deferred income	**13,162**	10,678	7,446
Obligations under finance leases and hire purchase contracts	**19**	19	41
Deferred consideration on acquisition of business undertakings	**659**	4,123	–
	42,021	38,462	14,222

14. Creditors: amounts falling due after more than one year:

Group	2005 $'000	2004 $'000	2003 $'000
Deferred income:			
Due within one to two years	**20,292**	18,399	10,871
Due within two to five years	**7,540**	7,580	5,777
Due after five years	**–**	–	62
	27,832	25,979	16,710
Obligations under finance leases and hire purchase contracts:			
Due within one to two years	**3**	19	18
Due within two to five years	**–**	3	14
	3	22	32
	27,835	26,001	16,742

Notes to the Financial Statements

for the year ended 30 June 2005

14. Creditors: amounts falling due after more than one year *continued*:

Company	2005 $'000	2004 $'000	2003 $'000
Deferred income:			
Due within one to two years	**5,270**	4,573	2,425
Due within two to five years	**2,113**	2,157	1,361
Due after five years	–	–	62
	7,383	6,730	3,848
Amounts owed to subsidiary undertakings:			
Due within one to two years	**4,386**	4,660	–
Due within two to five years	**1,177**	1,165	–
	5,563	5,825	–
Obligations under finance leases and hire purchase contracts:			
Due within one to two years	**3**	19	18
Due within two to five years	–	3	14
	3	22	32
	12,949	12,577	3,880

The weighted average interest rate and period to maturity on finance lease obligations was 21% and 14 months respectively. There was no material difference between the book and fair values attributable to finance leases shown in this note.

15. Provisions for liabilities and charges

Group and Company	2005 $'000
As at 1 July 2004	446
Credited in the year	(283)
Paid in the year	(6)
Exchange difference arising in the year	4
As at 30 June 2005	**161**
At 30 June 2004	446
At 30 June 2003	540

The equity based compensation provision for UK Employer's National Insurance and other non UK employment taxes relates to amounts payable on the potential profit arising from the future exercise of unapproved options and long-term incentive share rights ("LTIPs") granted to directors and employees. The provision is charged to the Profit and Loss Account on a straight line basis over the relevant vesting period of the outstanding options and LTIPs. The provision is based upon the Company's closing share price on techMARK as at 30 June 2005 of £4.59. The above charge may vary as it is dependent upon prevailing tax law, future share price movements and the number of options/LTIP shares in issue.

16. Share Capital

Group and Company	Number	2005 $'000	2004 $'000	2003 $'000
Authorised				
Equity ordinary shares of £0.10 each	54,000,000	**9,677**	9,793	8,806
Total authorised share capital		**9,677**	9,793	8,806
Issued and fully paid				
Equity ordinary shares of £0.10 each	31,114,572	**5,032**	5,027	4,946
	(2004: 31,086,737) (2003:30,605,856)			
Total called up share capital		**5,032**	5,027	4,946

The authorised share capital is denominated in UK sterling and consists of 54,000,000 10p ordinary shares with a nominal value of £5,400,000. Fluctuations in the reported US dollar value wholly arise from exchange rate fluctuations.

The issued ordinary share capital of the Company in UK sterling at 30 June 2005 was £3,111,457. The Company's share capital has been translated into US dollars on a cumulative basis, at exchange rates prevailing as and when capital flows occurred. Movements in issued share capital over the period wholly arose from the exercise of Company share options.

The ordinary shares of 10p each carry one vote and have no fixed rights to dividends. They are entitled to participate equally in the assets of the Company on a winding up.

Employee share schemes
The Group operated two share option schemes and a long-term share incentive plan ("LTIP") during the financial year.

On 2 April 1992 the "JSB Computer Systems Executive Share Option Scheme" was adopted by the Board of Directors. The scheme has not been approved by the Inland Revenue. No options were granted during the financial year and there is no intention to grant further options under this scheme.

On 11 September 1998 the Board adopted the "JSB Software Technologies 1998 Executive Share Option Scheme" ("the 1998 scheme"). The scheme is approved by the Inland Revenue although a schedule is incorporated into the rules allowing the grant of unapproved options. The scheme is administered by the Remuneration Committee.

On 14 July 2000 in an Extraordinary General Meeting of the Company shareholders approved minor amendments to the 1998 scheme including revision to the maximum limit on the number of shares for which options may be granted from 15% to 20% of the issued ordinary share capital.

On 21 October 2004 the Board adopted the "SurfControl long-term incentive plan." The LTIP is administered by the Remuneration Committee and is not approved for Inland Revenue purposes. The practical operation of the LTIP and Company share option schemes is described in the Directors' Remuneration Report on pages 23 to 33.

16. Share Capital *continued*

Share Options

As at 30 June 2005, the following options to subscribe were outstanding in respect of ordinary shares of 10p each.

No of Shares	Exercise Price	Exercise Period
5,000	242p	1 June 2002 to 31 May 2009
200,000	331p	15 July 2000 to 15 July 2009
49,750	321p	5 October 2000 to 4 October 2009
205,900	434p	30 November 2000 to 29 November 2009
147,200	849p	9 February 2001 to 8 February 2010
2,000	1238p	9 February 2001 to 8 February 2010
189,600	849p	21 February 2001 to 20 February 2010
96,400	849p	15 March 2001 to 14 March 2010
1,000	1712p	22 March 2001 to 21 March 2010
5,600	849p	13 April 2001 to 12 April 2010
1,600	849p	17 April 2001 to 16 April 2010
402,800	849p	14 June 2001 to 13 June 2010
8,000	1425p	14 June 2001 to 13 June 2010
9,600	849p	29 June 2001 to 28 June 2010
45,203	849p	18 July 2001 to 17 July 2010
923	2025p	18 July 2001 to 17 July 2010
11,816	849p	30 July 2001 to 29 July 2010
39,408	849p	6 August 2001 to 5 August 2010
15,571	849p	30 August 2001 to 29 August 2010
18,155	849p	28 September 2001 to 27 September 2010
12,266	849p	30 October 2001 to 29 October 2010
260,000	849p	10 September 2001 to 9 September 2010
108,386	738p	29 November 2001 to 28 November 2010
15,077	875p	3 December 2001 to 2 December 2010
3,446	849p	30 December 2001 to 29 December 2010
15,530	849p	30 January 2002 to 29 January 2011
2,307	1243p	30 January 2002 to 29 January 2011
4,999	998p	27 February 2002 to 26 February 2011
3,488	448p	29 March 2002 to 28 March 2011
27,769	660p	29 April 2002 to 28 April 2011
4,052	545p	30 May 2002 to 29 May 2011
3,718	365p	29 June 2002 to 28 June 2011
187,500	365p	30 June 2002 to 29 June 2011
3,750	394p	15 July 2002 to 14 July 2011
2,500	392p	19 August 2002 to 18 August 2011
5,625	268p	23 September 2002 to 22 September 2011
5,000	384p	28 October 2002 to 27 October 2011
3,333	493p	1 January 2003 to 31 December 2012
83,916	403p	30 June 2003 to 29 June 2012
290,000	421p	3 July 2003 to 2 July 2012
10,000	543p	5 July 2003 to 4 July 2012
36,500	647.5p	2 July 2004 to 1 July 2013
13,750	762.5p	29 October 2004 to 28 October 2013
5,000	552.5p	5 April 2005 to 4 April 2014
5,000	576p	9 June 2005 to 8 June 2014
187,000	620p	28 June 2005 to 27 June 2014
75,000	508p	16 December 2005 to 15 December 2014
15,000	645p	1 March 2006 to 28 February 2015
300,000	475p	29 June 2006 to 29 June 2015
3,145,438		

Notes to the Financial Statements

for the year ended 30 June 2005

16. Share Capital *continued*

LTIP shares

As at 30 June 2005 the following rights to nil cost performance based LTIP shares were:

Number of shares	Vesting period
167,154	21 October 2004 to 21 October 2007
105,727	30 June 2005 to 30 June 2008
272,881	

The average share price (based on the Company's share price as shown in the Official List of the London Stock Exchange) during the year was £5.62, and the closing middle market price on 30 June 2005 was £4.59 (30 June 2004: £6.10) (30 June 2003: £6.38).

17. Shareholders' funds

Group	Share capital $'000	Capital redemption reserve $'000	Share premium account $'000	Profit and loss account $'000	Total $'000
As at 1 July 2004	5,027	882	3,803	27,492	37,204
Exercise of options in the period	5	–	184	–	189
Retained profit for the period	–	–	–	6,445	6,445
Purchase of own shares for treasury	–	–	–	(11,525)	(11,525)
Equity based compensation	–	–	–	102	102
Unrealised exchange difference on translation	–	–	–	(118)	(118)
As at 30 June 2005	**5,032**	**882**	**3,987**	**22,396**	**32,297**
As at 30 June 2004	5,027	882	3,803	27,492	37,204
As at 30 June 2003	4,946	882	79	13,712	19,619

During the year the Company purchased 1,089,500 of its own shares at a total cost of $11,525,000 including fees, and at an average price of £5.71 ($10.58).

An amount of $102,000 in respect of the intrinsic value of long-term incentive share rights, has been charged to the profit and loss account within the equity based compensation charge, and has been credited through profit and loss reserve.

Company	Share capital $'000	Capital redemption reserve $'000	Share premium account $'000	Merger reserve $'000	Profit and loss account $'000	Total $'000
As at 1 July 2004	5,027	882	3,803	130,407	93,110	233,229
Exercise of options in the period	5	–	184	–	–	189
Retained profit for the period	–	–	–	–	3,669	3,669
Purchase of own shares for treasury	–	–	–	–	(11,525)	(11,525)
Equity based compensation (as noted above)					102	102
Unrealised exchange difference on translation	–	–	–	–	(23,792)	(23,792)
As at 30 June 2005	**5,032**	**882**	**3,987**	**130,407**	**61,564**	**201,872**
As at 30 June 2004	5,027	882	3,803	130,407	93,110	233,229
As at 30 June 2003	4,946	882	79	130,407	75,777	212,091

The purchase of own shares was as for Group.

SurfControl plc has not presented its own profit and loss account as permitted by Section 230 of the Companies Act 1985. A profit of $3,669,000 relating to the Company is dealt with in the consolidated financial statements of SurfControl plc (2004: profit $2,190,000) (2003: profit $4,349,000). The aggregate nominal value of ordinary shares allotted in the year was $5,000 (2004: $81,000) (2003: $42,000).

Notes to the Financial Statements

for the year ended 30 June 2005

18. Reconciliation of movement in shareholders' funds

Group	2005 $'000	2004 $'000	2003 $'000
Profit on ordinary activities after taxation	**6,445**	11,537	6,363
New share capital subscribed	**189**	3,805	1,271
Purchase of own shares for treasury	**(11,525)**	(1,112)	–
Equity based compensation	**102**	–	–
Unrealised exchange difference on translation	**(118)**	3,355	1,095
Net (decrease)/increase in shareholders' funds	**(4,907)**	17,585	8,729
Opening shareholders' funds	**37,204**	19,619	10,890
Closing shareholders' funds	**32,297**	37,204	19,619

Company	2005 $'000	2004 $'000	2003 $'000
Profit on ordinary activities after taxation	**3,669**	2,190	4,349
New share capital subscribed	**189**	3,805	1,271
Purchase of own shares for treasury	**(11,525)**	(1,112)	–
Equity based compensation	**102**	–	–
Unrealised exchange difference on translation	**(23,792)**	16,255	11,028
Net (decrease)/ increase in shareholders' funds	**(31,357)**	21,138	16,648
Opening shareholders' funds	**233,229**	212,091	195,443
Closing shareholders' funds	**201,872**	233,229	212,091

19. Other financial commitments

The Group's commitments in respect of non-cancellable operating lease rentals over the next twelve months are:

(a) Lease commitments

Group	Leasehold property 2005 $'000	Other 2005 $'000	Leasehold property 2004 $'000	Other 2004 $'000	Leasehold property 2003 $'000	Other 2003 $'000
In respect of leases expiring:						
Within one year	**462**	**2**	361	26	101	38
In one to two years	**1,723**	**8**	188	–	625	41
In two to five years	**97**	**29**	1,274	39	1,281	38
In more than five years	**1,298**	**–**	462	–	406	–
	3,580	**39**	2,285	65	2,413	117

Notes to the Financial Statements

for the year ended 30 June 2005

19. Other financial commitments *continued*

The Company's commitments in respect of non-cancellable operating lease rentals over the next twelve months are:

Company	Leasehold property 2005 $'000	Other 2005 $'000	Leasehold property 2004 $'000	Other 2004 $'000	Leasehold property 2003 $'000	Other 2003 $'000
In respect of leases expiring:						
Within one year	**28**	**–**	21	–	34	–
In one to two years	**–**	**–**	53	–	–	–
In two to five years	**97**	**22**	–	22	–	28
In more than five years	**455**	**–**	462	–	406	–
	580	**22**	536	22	440	28

(b) Capital commitments

The Group and Company had the following capital commitments authorised by directors but not provided for in the accounts:

Group	2005 $'000	2004 $'000	2003 $'000
Contracted for	**74**	66	275
Authorised but not contracted for	**–**	–	54

Company	2005 $'000	2004 $'000	2003 $'000
Contracted for	**56**	3	–
Authorised but not contracted for	**–**	–	54

20. Pension costs

The Group operates defined contribution schemes. The assets of the schemes are held separately from those in the Group in independently administered funds. The pension charge included in staff costs in note 5, represents contributions payable by the Group to the funds and amounted to $1,055,000 (2004: $1,013,000) (2003: $845,000). The amount of pension cost accrued by the Group was $57,000 (2004: $23,000) (2003: $11,000).

21. Reconciliation of operating cash flows

	2005 $'000	2004 $'000	2003 $'000
Operating profit	**5,140**	12,229	7,393
Depreciation	**2,308**	1,797	1,627
Amortisation of intangible assets	**7,811**	1,351	1,152
Loss on sale of tangible fixed assets	**23**	31	109
Decrease in stocks	**69**	31	18
Increase in debtors	**(2,552)**	(2,973)	(5,430)
Increase in creditors	**10,610**	20,302	18,780
(Decrease)/increase in provisions for liabilities and charges	**(289)**	(131)	444
Net cash inflow from operating activities	**23,120**	32,637	24,093

Net cash flow from operating activities before cash flows for exceptional items was $23,793,000 (2004: $32,637,000) (2003: $24,093,000).

Notes to the Financial Statements

for the year ended 30 June 2005

22. Returns on investments and servicing of finance

	2005 $'000	2004 $'000	2003 $'000
Finance lease and hire purchase interest paid	**(4)**	(8)	(10)
Bank interest paid	**(2)**	(3)	(2)
Other interest paid	**(21)**	(9)	(29)
Bank interest received	**2,654**	1,812	782
Net cash inflow from returns on investment and servicing of finance	**2,627**	1,792	741

23. Analysis of net funds

	At 1 July 2004 $'000	Cash flow $'000	Foreign exchange differences $'000	At 30 June 2005 $'000	At 30 June 2004 $'000	At 30 June 2003 $'000
Overnight cash balances and cash in hand	50,518	4,127	(6)	**54,639**	50,518	34,262
Term deposits	36,959	(2,550)	(4)	**34,405**	36,959	27,445
Cash at bank and in hand	87,477	1,577	(10)	**89,044**	87,477	61,707
Finance leases	(41)	19	–	**(22)**	(41)	(73)
Total	87,436	1,596	(10)	**89,022**	87,436	61,634

The principal financial risks faced by the Group are counterparty, exchange rate, interest rate and liquidity risks. Counterparty risk is managed by placing cash deposits with banks principally in the UK and US, which have satisfactory credit ratings. To balance interest rate and liquidity risk the Group places its cash balances in excess of immediate requirements on deposit with the intention of maximising income whilst ensuring funds are available to meet the Group's expenditure requirements. Exchange rate risk is managed by minimising balances in currencies other than those of local operations. The Group's policy is not to enter into forward exchange contracts.

Cash and other liquid resources consist of cash held in current/deposit accounts, money market funds, certificates of deposit, and money market term deposits. Liquid resources at 30 June 2005 had a weighted average period to maturity of eight weeks and earned interest at a weighted average rate of 3.08% per annum.

There was no significant differences between book value and fair value (determined by discounting future cash flows at current interest rates) for these funds. No details regarding financial exposure of the short-term debtors and creditors have been included. The Group does not engage in any hedging in respect of interest rate risks. There are no material committed undrawn facilities at year end.

Notes to the Financial Statements

for the year ended 30 June 2005

24. Financial instruments

As permitted by FRS 13 "Derivatives and other financial instruments: Disclosures", short-term debtors and creditors have been excluded from the the following analyses.

The interest rate risk profile of financial assets and liabilities were as follows:

Group 2005	Non interest bearing $'000	Floating rate $'000	Fixed rate $'000	2005 Total $'000
Financial assets:				
Currency				
US dollar	**590**	**35,683**	**20,254**	**56,527**
UK sterling	**1,918**	**1,841**	**23,554**	**27,313**
Euro	**846**	**1,810**	**306**	**2,962**
Australian dollar	**–**	**1,698**	**415**	**2,113**
Chinese yuan	**76**	**–**	**–**	**76**
Japanese yen	**59**	**–**	**–**	**59**
Singapore dollar	**25**	**–**	**–**	**25**
	3,514	**41,032**	**44,529**	**89,075**

Group 2004	Non interest bearing $'000	Floating rate $'000	Fixed rate $'000	2004 Total $'000
Financial assets:				
Currency				
US dollar	951	23,541	20,755	45,247
UK sterling	1,502	4,401	32,414	38,317
Euro	827	1,826	304	2,957
Australian dollar	–	139	471	610
Chinese Yuan	346	–		346
	3,626	29,907	53,944	87,477

Notes to the Financial Statements

for the year ended 30 June 2005

24. Financial instruments *continued*

Group 2003	Non interest bearing $'000	Floating rate $'000	Fixed rate $'000	2003 Total $'000
Financial assets:				
Currency				
US dollar	864	24,772	–	25,636
UK sterling	64	8,071	27,043	35,178
Euro	109	225	–	334
Australian dollar	–	154	403	557
Singapore dollar	–	2	–	2
	1,037	33,224	27,446	61,707

There were no financial liabilities except for finance lease and hire purchase obligations as at 30 June 2005 (2004: $nil) (2003: $nil). Floating and fixed rate financial assets comprise cash at bank and in hand and bear interest at prevailing market rates. The UK operations held cash balances at 30 June 2005 of $29,836,000 (2004: $16,300,000) (2003: $1,199,000) denominated in US dollars. Other than this and long-term intercompany loans, the operations within the Group had no significant monetary assets or liabilities denominated in currencies other than their own. There are no material unrecognised gains or losses at the beginning or end of the year.

25. Related party transactions

Transactions between companies within the Group are not disclosed as all such transactions are eliminated on consolidation. There were no other related party transactions for the financial periods under review.

Unaudited Group Profit and Loss Account

for the quarters ended 30 June 2005

	30 June 2005 $'000	31 March 2005 $'000	31 December 2004 $'000	30 September 2004 $'000	Full year 30 June 2005 $'000
Turnover	**26,075**	24,637	24,664	22,462	**97,838**
Cost of sales	**(635)**	(403)	(403)	(305)	**(1,746)**
Gross profit	**25,440**	24,234	24,261	22,157	**96,092**
Selling and distribution	**(12,751)**	(11,818)	(11,512)	(11,272)	**(47,353)**
Research and development	**(3,704)**	(3,318)	(3,158)	(2,784)	**(12,964)**
General and administrative	**(4,783)**	(4,718)	(4,922)	(4,626)	**(19,049)**
Amortisation of intangible assets and depreciation	**(2,879)**	(2,641)	(2,328)	(2,271)	**(10,119)**
Equity based compensation	**330**	(218)	11	58	**181**
Exceptional item – onerous lease	**–**	–	–	(1,648)	**(1,648)**
Total administrative expenses	**(11,036)**	(10,895)	(10,397)	(11,271)	**(43,599)**
Operating profit	**1,653**	1,521	2,352	(386)	**5,140**
Net interest receivable	**718**	622	582	559	**2,481**
Profit on ordinary activities before taxation	**2,371**	2,143	2,934	173	**7,621**
Tax on profit on ordinary activities	**(381)**	(318)	(451)	(26)	**(1,176)**
Profit on ordinary activities after taxation	**1,990**	1,825	2,483	147	**6,445**
Basic earnings per ordinary share (cents)	**6.6**	6.1	8.2	0.5	**21.3**
Reconciliation of profit on ordinary activities after taxation to pro-forma profit after taxation:					
Profit on ordinary activities after taxation	**1,990**	1,825	2,483	147	**6,445**
Amortisation of intangible assets	**2,298**	2,037	1,738	1,738	**7,811**
Equity based compensation charge	**(330)**	218	(11)	(58)	**(181)**
Exceptional item – onerous lease charge	**–**	–	–	1,648	**1,648**
Pro-forma profit on ordinary activities after taxation	**3,958**	4,080	4,210	3,475	**15,723**
Reconciliation of pro-forma profit after taxation to EBITDA (Earnings before exceptional item, net interest, taxation,depreciation, amortisation of intangible assets, and equity based compensation charge):					
Pro-forma profit on ordinary activities after taxation	**3,958**	4,080	4,210	3,475	**15,723**
Tax on profit on ordinary activities	**381**	318	451	26	**1,176**
Depreciation	**581**	604	590	533	**2,308**
Net interest receivable	**(718)**	(622)	(582)	(559)	**(2,481)**
EBITDA	**4,202**	4,380	4,669	3,475	**16,726**

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